                                                Filed Pursuant to Rule 424(b)(1)

                                                      Registration No. 333-23779

PROSPECTUS

                                2,000,000 SHARES

LOGO                        AFC CABLE SYSTEMS, INC.

                                  COMMON STOCK

    Of the 2,000,000 shares of Common Stock offered hereby, 1,250,000 shares are being sold by AFC Cable Systems, Inc. ("AFC" or the "Company") and 750,000 shares are being sold by certain selling stockholders (the "Selling Stockholders"). See "Principal and Selling Stockholders." The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders. The Common Stock is quoted on the Nasdaq National Market under the symbol "AFCX." On April 17, 1997, the last reported sale price for the Common Stock, as reported on the Nasdaq National Market, was $19.75 per share. See "Price Range of Common Stock."

                            ------------------------

        THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" COMMENCING ON PAGE 6.
                             ---------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
 SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
  COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR
   ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY
    OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
     TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                                                               PROCEEDS TO
                                                       UNDERWRITING        PROCEEDS TO           SELLING
                                 PRICE TO PUBLIC       DISCOUNT(1)          COMPANY(2)         STOCKHOLDERS
Per Share.....................        $19.25              $1.15               $18.10              $18.10
Total(3)......................     $38,500,000          $2,300,000         $22,625,000         $13,575,000

(1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses of the offering payable by the Company estimated at $350,000.

(3) The Company has granted to the Underwriters a 30-day option to purchase up to a maximum of 300,000 additional shares of Common Stock to cover over-allotments, if any. If such option is exercised in full, the total "Price to Public," "Underwriting Discount" and "Proceeds to Company" will be $44,275,000, $2,645,000 and $28,055,000, respectively. See "Underwriting."

                            ------------------------

    The shares of Common Stock are offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters and subject to their right to reject orders in whole or in part. It is expected that delivery of the shares of Common Stock will be made in Boston, Massachusetts, on or about April 23, 1997.

TUCKER ANTHONY
     INCORPORATED

                ROBERT W. BAIRD & CO.
                                 INCORPORATED

                                 THE ROBINSON-HUMPHREY
                                                  COMPANY, INC.

                 The date of this Prospectus is April 17, 1997

                           SPECTRUM OF CORE PRODUCTS

                 [PHOTO]                                 [PHOTO]

                                    [PHOTO]

                            ------------------------

    CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE SECURITIES OFFERED HEREBY, INCLUDING OVER-ALLOTMENT, STABILIZING TRANSACTIONS, SYNDICATE SHORT COVERING TRANSACTIONS AND PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."
                            ------------------------

    The following trademarks are mentioned in the Prospectus: AC-90, HCF-90, MC Lite, AC Lite, Home Run Cable, Super Neutral Cable, The Intelligent Floor, The Intelligent Ceiling, AFC Cable Systems, America Cable Systems and Custom Cuts, which are registered trademarks of the Company; and Fire Alarm/Control Cable, which is a trademark of the Company. Other registered trademarks, including UL, are the property of their respective owners.

                               PROSPECTUS SUMMARY

    THIS PROSPECTUS CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. THESE STATEMENTS INCLUDE, AMONG OTHERS, STATEMENTS RELATING TO FUTURE EVENTS OR THE FUTURE FINANCIAL PERFORMANCE OF THE COMPANY. PROSPECTIVE INVESTORS ARE CAUTIONED THAT SUCH STATEMENTS ARE ONLY EXPECTATIONS AND THAT ACTUAL EVENTS OR RESULTS MAY DIFFER MATERIALLY. IN EVALUATING SUCH STATEMENTS, PROSPECTIVE INVESTORS SHOULD SPECIFICALLY CONSIDER THE VARIOUS FACTORS IDENTIFIED IN THIS PROSPECTUS, INCLUDING THE MATTERS SET FORTH UNDER THE CAPTION "RISK FACTORS," WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE INDICATED IN SUCH FORWARD-LOOKING STATEMENTS. THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY, AND SHOULD BE READ IN CONJUNCTION WITH, THE DETAILED INFORMATION AND FINANCIAL STATEMENTS, INCLUDING THE NOTES THERETO, APPEARING ELSEWHERE OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. UNLESS THE CONTEXT OTHERWISE REQUIRES, REFERENCES HEREIN TO THE "COMPANY" OR "AFC" INCLUDE AFC CABLE SYSTEMS, INC. AND ITS SUBSIDIARIES. UNLESS OTHERWISE INDICATED, THE INFORMATION IN THIS PROSPECTUS (I) REFLECTS THE ISSUANCE OF 38,966 SHARES OF COMMON STOCK PURSUANT TO THE CASHLESS EXERCISE OF A WARRANT UPON THE CLOSING OF THIS OFFERING AND (II) ASSUMES NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION TO PURCHASE 300,000 SHARES OF COMMON STOCK.

                                  THE COMPANY

    AFC Cable Systems, Inc. is a designer, manufacturer and supplier of electrical, voice and data distribution products used primarily in the construction and modernization of non-residential buildings. The Company's products include prewired armored cable, flexible conduit, modular wiring systems, electrical fittings and specialty coated metals. The Company believes its products offer a total installed cost advantage over traditional, labor intensive wiring methods by eliminating on-site installation time and labor costs associated with bending, connecting and pulling wire through metal pipe. The Company's net sales increased from $114.4 million in 1994 to $161.9 million in 1996, while income from operations increased from $10.4 million in 1994 to $17.0 million over the same period.

    The Company believes that the total available domestic market for its prewired armored cable and flexible conduit products was approximately $1 billion in 1995. Conventional pipe and wire products accounted for approximately 70% of this market and products such as those manufactured by the Company accounted for the remaining approximately 30%. A significant component of the Company's growth strategy is to convert the pipe and wire portion of the overall market to the more efficient and cost effective solution provided by the Company's products. The Company is the leading manufacturer of prewired armored cable in the United States, with approximately 45% of the sales in the domestic armored cable market based upon Company estimates.

    In order to penetrate higher margin, specialty application niche markets, the Company has focused on the creation of proprietary value-added products which utilize the Company's design and engineering expertise and various technologies. These products include color-coded cables used for fire alarm systems and health care facilities. In addition, the Company offers premise wiring systems, including The Intelligent Floor and The Intelligent Ceiling, designed for the modern workstation environment. These premise wiring systems are custom engineered and pre-assembled by the Company for modular installation and have the ability to supply the voice, data and electrical requirements throughout an entire facility. The Company has established strategic alliances with a major national manufacturer of raised flooring and a manufacturer of office equipment to market the Company's products.

    AFC sells its products principally to leading distributors of electrical products and actively targets do-it-yourself ("DIY") customers and original equipment manufacturers ("OEMs"). In an effort to include its products in preferred project specifications, the Company educates electrical contractors and inspectors, construction consultants and architects regarding the technological advantages and cost savings of the

Company's products. AFC distributes its products from its fifteen manufacturing, warehouse and distribution facilities located throughout the country using its own trucking fleet as well as other carriers and from sales representatives that carry inventory on consignment.

    The Company's business strategy is to extend its leadership position and best serve its end-users by (i) promoting its armored cable, flexible wiring systems and flexible conduit as the preferred alternatives to traditional labor intensive pipe and wire method installations; (ii) maintaining its position as a low cost producer in its major product lines without sacrificing its reputation for high quality, innovative products; (iii) penetrating the higher margin, higher growth specialty application niche markets through the development and introduction of new products; (iv) pursuing selective acquisitions of companies with products complementary to the Company's existing business in order to leverage its existing distribution network; and (v) maintaining and expanding relationships with its distributors, OEMs and DIY customers.

    AFC has taken many initiatives since its initial public offering in December 1993 to maintain its leadership position in the armored cable industry. The Company opened facilities in Burlington, New Jersey and Byesville, Ohio which increased manufacturing and distribution capacity. AFC also consolidated two of its manufacturing facilities into a single modernized facility to realize operating efficiencies. In addition, the Company completed four acquisitions including Kaf-Tech, Inc. (September 1994), Uni-Fab, Inc. (January 1995), B&B Electronics Manufacturing Company (January 1997) and Area Lighting Research, Inc. (January 1997), all of which have complemented or broadened the Company's current product lines. See "Recent Developments."

    The Company is not aware of any definitive information about sizes, growth rates or shares for its product markets or cost savings from use of its products. The market size, market share and cost savings estimates contained in this Prospectus have been developed by the Company from internal sources and reflect the Company's current estimates. No assurance can be given, however, regarding the accuracy of such estimates.

    The Company's principal executive offices are located at 50 Kennedy Plaza, Suite 1250, Providence, Rhode Island 02903, and its telephone number is (401) 453-2000.

                                  THE OFFERING

Common Stock Offered by the Company..........  1,250,000 shares

Common Stock Offered by the Selling
  Stockholders...............................  750,000 shares

Common Stock to be Outstanding after the
  Offering...................................  8,801,287 shares(1)

Use of Proceeds..............................  Investment in additional plant and production equipment to expand manufacturing capacity,
                                               repayment of certain indebtedness and general
                                               corporate purposes including potential
                                               acquisitions. See "Use of Proceeds."

Nasdaq National Market Symbol................  AFCX

------------------------

(1) Based on the number of shares outstanding as of April 17, 1997. Excludes 495,462 shares of Common Stock reserved for issuance upon the exercise of outstanding options and warrants at a weighted average exercise price of $14.15 per share.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                         YEAR ENDED DECEMBER 31,
                                                         --------------------------------------------------------
                                                           1992       1993        1994        1995        1996
                                                         ---------  ---------  ----------  ----------  ----------
STATEMENTS OF INCOME DATA:
Net sales..............................................  $  78,453  $  89,890  $  114,386  $  139,483  $  161,868
Gross profit...........................................     19,368     23,115      31,889      32,396      43,381
Income from operations(1)..............................      2,162      3,514      10,398      10,470      16,997
Net income.............................................      1,087      1,154       6,193       8,105      11,460
Earnings per common share..............................             $    0.33  $     1.12  $     1.12  $     1.54
Average shares outstanding and common stock
  equivalents..........................................                 3,477       5,527       7,234       7,421

                                                                                          AS OF DECEMBER 31, 1996
                                                                                         -------------------------
                                                                                          ACTUAL    AS ADJUSTED(2)
                                                                                         ---------  --------------
BALANCE SHEET DATA:
Cash and cash equivalents..............................................................  $     980   $     21,255
Marketable securities..................................................................     30,508         30,508
Working capital........................................................................     58,959         81,234
Net property, plant and equipment......................................................     17,706         17,706
Total assets...........................................................................     97,923        118,198
Long-term debt, net of current portion.................................................      3,300          3,300
Shareholders' equity...................................................................     72,990         95,265

------------------------

(1) For the year ended December 31, 1992 and the short tax year from January 1 through December 23, 1993, the date of the initial public offering of the Company's Common Stock, the Company elected to be treated for income tax purposes as an S Corporation. The amounts shown include $2,081,000 and $3,141,000 for the years ended December 31, 1992 and 1993, respectively, for owners' compensation and for distributions made to shareholders to pay income taxes relating to when the Company existed as an S corporation.

(2) Adjusted to reflect the sale of the 1,250,000 shares of Common Stock offered by the Company hereby at a public offering price of $19.25 per share and the application of the estimated net proceeds therefrom as described under "Use of Proceeds." Excludes acquisitions completed after December 31, 1996. See "Recent Developments" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                                  RISK FACTORS

    THIS PROSPECTUS CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. THESE STATEMENTS INCLUDE, AMONG OTHERS, STATEMENTS RELATING TO FUTURE EVENTS OR THE FUTURE FINANCIAL PERFORMANCE OF THE COMPANY. PROSPECTIVE INVESTORS ARE CAUTIONED THAT SUCH STATEMENTS ARE ONLY EXPECTATIONS AND THAT ACTUAL EVENTS OR RESULTS MAY DIFFER MATERIALLY. IN EVALUATING SUCH STATEMENTS, PROSPECTIVE INVESTORS SHOULD SPECIFICALLY CONSIDER THE VARIOUS FACTORS IDENTIFIED IN THIS PROSPECTUS, INCLUDING THE MATTERS SET FORTH UNDER THE CAPTION "RISK FACTORS," WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE INDICATED IN SUCH FORWARD-LOOKING STATEMENTS.

    SUBSTANTIAL PRICE COMPETITION, MARGIN MAINTENANCE AND PRICES OF RAW MATERIALS. Price competition for the Company's core products is significant, and the Company sells its products in accordance with prevailing market prices. Copper rod is the principal raw material used in the Company's manufacturing operations, accounting for approximately 31% of cost of goods sold for the year ended December 31, 1996. The Company expects that copper will continue to account for a significant portion of the cost of goods sold in the future. Historically, the price of copper has fluctuated significantly (i.e. between $121.20 and $145.90, and $86.85 and $130.10 per 100 pounds in 1995 and 1996, respectively). The Company's other principal raw materials include steel and aluminum, which collectively accounted for approximately 32% of cost of goods sold for the year ended December 31, 1996. Although in the past these raw materials have not been subject to the same degree of price volatility as copper, there can be no assurance that significant fluctuations will not occur in the future. The Company attempts to insulate its products from these price fluctuations through improved purchasing procedures and appropriate selling price adjustments. There can be no assurance, however, that the Company will be able to maintain acceptable gross profit margins on product sales in the future and, if it is unable to do so, its business, operating results and financial condition could be adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview." The Company does not currently engage in metal futures trading or other hedging activities, but does have various producer supply contracts, which currently expire on December 31, 1997 and under which the Company purchases copper in any given month at a price equal to the average copper selling prices, as determined by the New York Commodity Exchange, for the month of shipment plus a premium. The Company may engage in hedging activities in the future as management deems appropriate.

    MANAGEMENT OF GROWTH. The Company has experienced rapid growth, particularly during the last three years. The continued rapid growth of the Company could place a significant strain on its management and other resources. The Company anticipates that continued growth, if any, will require it to continue to recruit, hire, train and retain a substantial number of new and highly skilled product development, administrative, information technology, finance, sales and marketing and support personnel. The Company's ability to compete effectively and to manage future growth, if any, will depend on its ability to continue to implement and improve operational, financial and management information systems on a timely basis and to expand, train, motivate and manage its work force. Should the Company continue to experience rapid growth, there can be no assurance that the Company's personnel, systems, procedures and controls will be adequate to support the Company's operations or that management will adequately anticipate all demands that growth will place on the Company. If the Company's management is unable to manage growth effectively, the quality of the Company's products and its business, operating results and financial condition could be materially adversely affected. See "--Integration of Acquisitions" and "Business--Strategy."

    INTEGRATION OF ACQUISITIONS. The Company intends to grow its business by pursuing selective acquisitions of companies with products complementary to its existing business. During the first quarter of 1997, the Company acquired two companies and intends to consider future acquisitions in the industry, some of which may be material to the Company. Acquisitions involve numerous risks, including difficulties in the assimilation of the operations, technologies and products, the diversion of management's attention from other business concerns, risks of entering markets in which the Company has no or limited direct prior experience, operating companies in different geographical locations, and the potential loss of key employees of the acquired company. Future acquisitions by the Company could result in potentially dilutive issuances of equity securities, the incurrence of debt and contingent liabilities and amortization expenses related to goodwill and other intangible assets, which could materially adversely affect the Company's operating results and financial condition. There can be no assurance that future acquisitions can be successfully integrated or that management will be successful in managing the combined operations. See "--Management of Growth," "Use of Proceeds" and "Business--Strategy."

    DEPENDENCE ON NEW PRODUCTS AND PRODUCT IMPROVEMENTS. The commercial construction industry and the evolution of the modern workstation are characterized by advances in electrical distribution and communications systems which require ongoing improvements in the capabilities of wire and cable products. The Company believes that its future success will depend in part upon its ability to enhance existing products and to develop and manufacture new products that meet or anticipate such changes. The failure to introduce new or enhanced products on a timely and cost competitive basis could have an adverse impact on the Company's business, operating results or financial condition.

    MANUFACTURING CAPACITY. The Company is currently operating at or near capacity in nearly all of its manufacturing facilities. Although the Company has plans to open additional facilities and expand its capacity at others, there can be no assurance that these additional facilities or expansions will be completed on time and/or on budget, that the Company will not experience manufacturing delays or problems, or that adequate equipment and personnel will be available to operate these new facilities. The additional facilities and equipment will also require substantial funds. The Company anticipates that the estimated net proceeds of this offering, borrowings and existing cash will be adequate to fund its planned expansions. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources." If the Company experiences significant delays or problems in implementing its current plans, such delays or problems could have a material adverse effect on the Company's business, results of operations or financial condition.

    VOLATILITY OF NEW CONSTRUCTION MARKET. The volatility of the nonresidential new construction market has a direct impact on sales of certain of the Company's products. Certain regions of the United States have experienced, and in the future may experience, significant economic recessions that have reduced, or may reduce, the number of nonresidential new construction projects, which in turn could adversely affect the Company's business, operating results and financial condition. The Company has historically derived a substantial portion of its sales from the building modernization market, which has not been significantly adversely affected by downturns in the nonresidential new construction market. There can be no assurance, however, that the modernization market will not enter a downturn or that the Company's sales will not be affected by future downturns in the nonresidential new construction market. The Company's sales have also been impacted from time to time by unseasonable and excessive weather conditions that delay new construction. There can be no assurance that such conditions will not have a material adverse effect on the Company's operating results in the future.

    COMPETITION. The Company faces competition from a number of national and regional competitors, both in the armored cable and pipe and wire industries, some of which have greater financial, engineering, research and development, manufacturing and other resources than the Company. The Company's competitors can be expected to continue to improve the design and performance of their products and to introduce new products with competitive price and performance characteristics. Although the Company believes that it has certain technological and other advantages over its competitors, maintaining and leveraging any such advantages will require continued investment by the Company in design and engineering, development, marketing and customer service and support. There can be no assurance that the Company will have sufficient resources to continue to make such investments or that the Company will be successful in maintaining and leveraging any such advantages. See "--Management of Growth" and "Business--Competition."

    RELIANCE ON INDEPENDENT SALES REPRESENTATIVES AND NONEXCLUSIVE
DISTRIBUTORS. The Company sells its products to distributors through a network of approximately 150 independent sales representatives who generally work on a commission basis. The Company's top ten sales representatives accounted for approximately 50% of sales during 1996. These representatives are not under direct control of the Company, are not subject to minimum purchase requirements and are not contractually obligated to carry the Company's product lines exclusively or for any period of time. There can be no assurance that the Company will be able to maintain its existing relationships with these representatives, although the Company believes that the loss of any one representative would not have a material adverse impact on the Company's business. In addition, the distributors which ultimately sell the Company's products could purchase and distribute products that compete with the Company's products or cease purchasing the Company's products at any time. There can be no assurance that the distributors will continue to distribute or recommend the Company's products or do so successfully.

    VOLATILITY OF STOCK PRICE. The market price of the Common Stock is subject to significant fluctuations in response to variations in quarterly operating results and other factors, such as announcements of technological innovations or new products by the Company or its competitors, changes in government regulations and codes relating to use of the Company's products, developments in patent or other proprietary rights, developments in the Company's relationships with its customers, partners and suppliers, seasonality and general conditions in the market served by the Company or by its customers, and other events or factors. In addition, the stock market has in recent years experienced significant price fluctuations. These fluctuations often have been unrelated to the operating performance of the specific companies whose stock is traded. These fluctuations, as well as general economic, market and political conditions, may adversely affect the market price of the Common Stock. See "Price Range of Common Stock."

    DEPENDENCE ON KEY MANAGEMENT PERSONNEL. The Company's long-term success and its growth strategy depend on its senior management, particularly Ralph R. Papitto, the Company's Chairman and Chief Executive Officer, Robert R. Wheeler, the Company's President and Chief Operating Officer, and Raymond H. Keller, the Company's Chief Financial Officer. The loss of service of one or more of the Company's key senior management personnel could have an adverse effect on the Company's business, financial condition and results of operations. See "Management--Executive Officers and Directors."

    CONTROL BY PRINCIPAL STOCKHOLDER. After this offering, Ralph R. Papitto, the Chairman of the Board and Chief Executive Officer of the Company, will own approximately 22.4% of the Company's outstanding Common Stock. As a result of his ownership, Mr. Papitto will be in a position to exert significant influence over actions of the Company which require stockholder approval and generally direct the affairs of the Company, including potential acquisitions, sales and changes in control of the Company. See "Principal and Selling Stockholders" and "Description of Capital Stock."

    ANTITAKEOVER PROVISIONS. Certain provisions of the Company's Restated Certificate of Incorporation, as amended, and By-Laws and of the Delaware General Corporation Law (the "DGCL") could discourage potential acquisition proposals and could delay or prevent a change in control of the Company. Such provisions, which include supermajority voting requirements for specified business combinations, a staggered Board of Directors, and the right of the Board of Directors, without further stockholder approval, to issue preferred stock (the "Preferred Stock") upon such terms and conditions, and having such rights, privileges and preferences as the Board of Directors may determine, may have the effect of deferring hostile takeovers or delaying or preventing changes in control or management of the Company. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of any holders of Preferred Stock that may be issued in the future. The Company has no present plans to issue any Preferred Stock. See "Description of Capital Stock."

    SHARES ELIGIBLE FOR FUTURE SALE. Sales of a substantial number of shares of Common Stock in the public market following the offering (pursuant to Rule 144 under the Securities Act of 1933, as amended, or otherwise), as well as the issuance of shares upon exercise of employee stock options, could adversely affect the prevailing market price of the Common Stock and impair the Company's ability to raise additional capital through the sale of equity securities. Based on the number of shares outstanding as of April 17, 1997, approximately 2,394,537 shares held by the Company's executive officers, directors and certain employees, and certain of the Selling Stockholders after completion of this offering will be eligible for sale under Rule 144 (although all of these shares are subject to lock-up agreements (the "Lock-up Agreements") with the representatives of the Underwriters (the "Representatives") that prohibit their transfer for a period of 180 days following the date of this Prospectus without the prior written approval of the Representatives). As of April 17, 1997, an additional 495,462 shares were subject to outstanding options and warrants, of which 163,962 will be subject to the Lock-up Agreements. See "Shares Eligible for Future Sale."

    DIVIDEND POLICY. Since its initial public offering, the Company has not declared or paid a cash dividend on its Common Stock and does not intend to declare any cash dividends on its Common Stock in the foreseeable future. See "Dividend Policy."

                              RECENT DEVELOPMENTS

    AFC has taken many initiatives since its initial public offering in 1993 that are consistent with maintaining its leadership position in the armored cable industry. During 1994, the Company opened an 84,500 square-foot facility in Burlington, New Jersey, dedicated primarily to increasing armored cable manufacturing capacity, and also serving as a distribution center for mid-Atlantic customers. The Company also acquired substantially all of the assets of Kaf-Tech, Inc. ("Kaf-Tech"), which manufactures and distributes electrical conduit and armored cable. The acquisition of Kaf-Tech was an extension of the Company's flexible conduit and armored cable product lines and strengthened AFC's presence in the Southeastern United States. In addition, the Company acquired manufacturing and non-exclusive sales rights to certain patented connector and fittings products which speed and simplify the installation of its two main product lines, armored cable and flexible conduit. AFC also strengthened its America Cable Systems Division by acquiring substantially all of the assets of Uni-Fab, Inc. ("Uni-Fab"), which manufactures pre-fabricated electrical distribution systems.

    During 1995, the Company opened a 37,000 square-foot facility in Byesville, Ohio, which operates advanced metal processing equipment for specialized applications, including slitting and galvanizing strip steel for internal use by the Company. The addition of this facility served to vertically integrate the sourcing of galvanized steel for the manufacturing of the Company's armored cable products. During 1996, the Company also consolidated two of its New Bedford, Massachusetts manufacturing facilities into a single modernized 123,000 square-foot facility and entered into an alliance with a recognized leader in raised flooring that provides for an additional distribution channel for The Intelligent Floor and The Intelligent Ceiling product offerings.

    Moreover, during the first quarter of 1997, the Company completed two acquisitions. On January 28, 1997, the Company acquired all of the issued and outstanding capital stock of B&B Electronics Manufacturing Company ("B&B"), a manufacturer and direct marketer of electronic interfaces and connectors that facilitate data communications. On January 31, 1997, the Company acquired substantially all of the assets of Area Lighting Research, Inc. ("ALR"), a manufacturer of photo controls and electrical devices for the lighting control and fixture industries. The Company acquired these two companies for a total cash purchase price of $11.9 million (subject to a maximum of $3.2 million in additional consideration if certain financial targets are met) and 60,000 shares of Common Stock.

                                USE OF PROCEEDS

    The net proceeds to the Company from the sale of the 1,250,000 shares of Common Stock offered by the Company hereby at a public offering price of $19.25 per share are estimated to be $22.3 million ($27.7 million if the Underwriters' over-allotment option is exercised in full) after deducting estimated offering expenses and underwriting discounts payable by the Company. The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholders.

    The Company intends to (i) invest approximately $15 million in capital expenditures over the next two years to expand manufacturing capacity and upgrade information systems; (ii) use approximately $5 million to repay a portion of the indebtedness outstanding under its revolving credit facility with Fleet National Bank, which terminates on December 18, 1999 and currently bears interest at an average rate of 7.7%; (iii) use $833,000 to repay an outstanding mortgage of B&B, which terminates on February 14, 2012 and currently bears interest at 8.0% through February 14, 2002; and (iv) contribute the remaining net proceeds of the offering to working capital to support general corporate purposes, including potential acquisitions of companies that are complementary to the existing business of the Company. Although the Company currently has no commitments with respect to additional acquisitions, the Company regularly evaluates such opportunities. Pending such uses, the net proceeds will be invested in government securities and other short-term, investment-grade, interest-bearing instruments.

                          PRICE RANGE OF COMMON STOCK

    The Company's Common Stock is quoted on the Nasdaq National Market under the symbol "AFCX." The following table sets forth for the periods indicated the high and low closing sale prices for the Common Stock as reported on the Nasdaq National Market:

                                                                                         HIGH        LOW
                                                                                       ---------   -------
1995
  First Quarter......................................................................     17       12 1/2
  Second Quarter.....................................................................  19 1/2      15 1/4
  Third Quarter......................................................................  20 3/8      16 3/4
  Fourth Quarter.....................................................................  18 1/4      11 1/4
1996
  First Quarter......................................................................  14 3/4      11 7/8
  Second Quarter.....................................................................  17 1/2      13 1/4
  Third Quarter......................................................................  18 1/2      15 1/2
  Fourth Quarter.....................................................................  23 7/8       17
1997
  First Quarter......................................................................  26 3/4       20
  Second Quarter (through April 17, 1997)............................................     21       19 3/8

    On April 17, 1997, the last sale price of the Common Stock as reported on the Nasdaq National Market was $19.75 per share. As of April 17, 1997 there were approximately 95 holders of record of the Common Stock.

                                DIVIDEND POLICY

    Since its initial public offering in 1993, the Company has not declared or paid a cash dividend on its Common Stock and does not intend to do so in the foreseeable future. The Company's current policy is to retain its earnings, if any, to finance expansion and product development. Payment of dividends in the future will depend on the earnings and financial condition of the Company and such other factors as the Company's Board of Directors may consider or deem appropriate at the time.

                                 CAPITALIZATION
                                 (IN THOUSANDS)

    The following table sets forth the short-term indebtedness and capitalization of the Company at December 31, 1996 (i) on an actual basis and
(ii) as adjusted to reflect the issuance and sale of 1,250,000 shares of Common Stock of the Company in this offering at a public offering price of $19.25 per share and the application of the net proceeds therefrom as described under "Use of Proceeds" and the issuance of 38,966 shares of Common Stock pursuant to a cashless exercise of a warrant upon the closing of this offering. The following financial information is qualified in its entirety by, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and detailed information and financial statements, including the notes thereto, appearing elsewhere or incorporated by reference in this Prospectus.

                                                                                             DECEMBER 31, 1996
                                                                                         -------------------------
                                                                                          ACTUAL    AS ADJUSTED(3)
                                                                                         ---------  --------------
Short-term debt:
  Bank line of credit(1)...............................................................  $   2,000   $    --
  Current portion of long-term debt....................................................        270            270
                                                                                         ---------  --------------
    Total short-term debt..............................................................  $   2,270   $        270
                                                                                         ---------  --------------
                                                                                         ---------  --------------
Long-term debt, net of current portion.................................................  $   3,300   $      3,300
                                                                                         ---------  --------------
Shareholders' equity:
  Preferred stock, $.01 par value, 1,000,000 shares authorized, none issued............     --            --
  Common stock, $.01 par value, 15,000,000 shares authorized, 7,335,025 issued and
    outstanding(2); 8,623,991 shares issued and outstanding, as adjusted...............         73             86
  Additional paid-in capital...........................................................     48,011         70,273
  Other................................................................................        218            218
  Treasury stock.......................................................................        (82)           (82)
  Retained earnings....................................................................     24,770         24,770
                                                                                         ---------  --------------
    Total shareholders' equity.........................................................     72,990         95,265
                                                                                         ---------  --------------
      Total capitalization.............................................................  $  76,290   $     98,565
                                                                                         ---------  --------------
                                                                                         ---------  --------------

------------------------

(1) As of April 17, 1997 the outstanding balance on the Company's revolving credit facility was approximately $12.8 million.

(2) Excludes 526,925 shares of Common Stock reserved for issuance upon the exercise of outstanding options and warrants, respectively, at a weighted average exercise price of $11.57 per share.

(3) Excludes $833,000 of debt assumed in connection with the acquisition of B&B on January 28, 1997. See "Recent Developments."

                      SELECTED CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

    The following financial information is qualified in its entirety, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and detailed information and financial statements , including the notes thereto, appearing elsewhere or incorporated by reference in this Prospectus. The following selected income statement and balance sheet data at and for the three years ended December 31, 1996 are derived from the Company's Annual Financial Statements which have been audited by Ernst & Young LLP, independent auditors.

                                                                                    YEAR ENDED DECEMBER 31,
                                                                               ----------------------------------
                                                                                  1994        1995        1996
                                                                               ----------  ----------  ----------
INCOME STATEMENT DATA:
  Net sales..................................................................  $  114,386  $  139,483  $  161,868
  Cost of sales..............................................................      82,497     107,087     118,487
                                                                               ----------  ----------  ----------
  Gross profit...............................................................      31,889      32,396      43,381
  Selling, general and administrative expenses...............................      21,491      21,926      26,384
                                                                               ----------  ----------  ----------
  Income from operations.....................................................      10,398      10,470      16,997
  Other income, net..........................................................         240       3,040       2,291
  Interest expense...........................................................         176         614         728
                                                                               ----------  ----------  ----------
  Income before income taxes.................................................      10,462      12,896      18,560
  Income taxes...............................................................       4,269       4,791       7,100
                                                                               ----------  ----------  ----------
  Net income.................................................................  $    6,193  $    8,105  $   11,460
                                                                               ----------  ----------  ----------
                                                                               ----------  ----------  ----------
  Earnings per common share..................................................  $     1.12  $     1.12  $     1.54
                                                                               ----------  ----------  ----------
                                                                               ----------  ----------  ----------
  Average shares outstanding and common stock equivalents....................       5,527       7,234       7,421

                                                                                       AS OF DECEMBER 31,
                                                                               ----------------------------------
                                                                                  1994        1995        1996
                                                                               ----------  ----------  ----------
BALANCE SHEET DATA:
  Cash and cash equivalents..................................................  $    2,571  $    2,090  $      980
  Marketable securities......................................................         905      25,524      30,508
  Working capital............................................................      17,789      48,099      58,959
  Net property, plant and equipment..........................................      12,632      13,112      17,706
  Total assets...............................................................      50,254      84,784      97,923
  Long-term debt, net of current portion.....................................      --          --           3,300
  Shareholders' equity.......................................................      30,387      61,311      72,990

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THIS PROSPECTUS CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. THESE STATEMENTS INCLUDE, AMONG OTHERS, STATEMENTS RELATING TO FUTURE EVENTS OR THE FUTURE FINANCIAL PERFORMANCE OF THE COMPANY. PROSPECTIVE INVESTORS ARE CAUTIONED THAT SUCH STATEMENTS ARE ONLY EXPECTATIONS AND THAT ACTUAL EVENTS OR RESULTS MAY DIFFER MATERIALLY. IN EVALUATING SUCH STATEMENTS, PROSPECTIVE INVESTORS SHOULD SPECIFICALLY CONSIDER THE VARIOUS FACTORS IDENTIFIED IN THIS PROSPECTUS, INCLUDING THE MATTERS SET FORTH UNDER THE CAPTION "RISK FACTORS," WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE INDICATED IN SUCH FORWARD-LOOKING STATEMENTS. THE FOLLOWING DISCUSSION IS QUALIFIED IN ITS ENTIRETY BY, AND SHOULD BE READ IN CONJUNCTION WITH, THE DETAILED INFORMATION AND FINANCIAL STATEMENTS, INCLUDING THE NOTES THERETO, APPEARING ELSEWHERE OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS.

OVERVIEW

    AFC is a designer, manufacturer and supplier of electrical, voice and data distribution products used primarily in the construction and modernization of non-residential buildings. The Company's products include prewired armored cable, flexible conduit, modular wiring systems, electrical fittings and specialty coated metals.

    Net sales of the Company's products are influenced by the level of nonresidential construction and building modernization and rehabilitation. Over the past three years, the Company's annual net sales and total footage sold have increased faster than the growth in the new construction market. The Company believes that the increase in net sales is attributable to greater market acceptance of armored cable, flexible wiring systems, flexible conduit and the Company's specialty cable products compared to pipe and wire installation methods, higher expenditures in the building modernization market, and sales to DIY and OEM customers.

    AFC's product mix significantly affects gross profit. Historically, the Company supplied primarily traditional armored cable and flexible conduit. The Company, however, has expanded its product offerings to increase sales of specialty application cables and modular wiring systems which typically command higher margins. The Company also has experienced a shift in sales from lower margin AC-90 cable to higher margin Metal Clad (MC) Cable. This favorable shift has been partially offset by increased demand in recent years of aluminum armored cables, certain of which have relatively lower margins than steel armored cables. Overall margins on aluminum armored cables, however, have increased with the shift to the aluminum version of the MC Cable and as the Company has improved the efficiency of its aluminum armoring manufacturing processes.

    Raw materials constitute a significant portion of cost of goods sold, with copper rod, steel and aluminum accounting for approximately 63% of cost of goods sold for the year ended December 31, 1996. The Company has attempted to minimize its exposure to fluctuating prices of raw materials by implementing improved purchasing practices, including extended supply contracts and multiple sourcing, reengineering its products to optimize metal content within Underwriters Laboratories' standards, and reacting more quickly with appropriate selling price adjustments in the related products. The Company does not currently engage in any hedging activities.

    The Company believes that future profitability will be enhanced by the technologically advanced new products being developed and marketed by the Company's America Cable Systems Division. The Company continues to develop enhancements to The Intelligent Floor and The Intelligent Ceiling products, which incorporate combined voice, data and electrical distribution capability specifically designed for changing modern workstation environments.

    The Company's products can be segregated into two broad categories: core armored cable, flexible conduit and specialty cables (the "Wire and Cable Division") and flexible and premise wiring systems and related products (the "America Cable Systems Division").

RESULTS OF OPERATIONS

    The following table sets forth, for the periods indicated, the percentages of the Company's net sales represented by certain income and expense items in the Company's statements of income.

                                                                                               YEAR ENDED DECEMBER 31,
                                                                                           -------------------------------
                                                                                             1994       1995       1996
                                                                                           ---------  ---------  ---------
Net sales................................................................................      100.0%     100.0%     100.0%
Cost of goods sold.......................................................................       72.1       76.8       73.2
                                                                                           ---------  ---------  ---------
Gross profit.............................................................................       27.9       23.2       26.8
Selling, general and administrative expenses.............................................       18.8       15.7       16.3
                                                                                           ---------  ---------  ---------
Income from operations...................................................................        9.1        7.5       10.5
Other income, net........................................................................        0.2        2.2        1.4
Interest expense.........................................................................        0.2        0.4        0.4
                                                                                           ---------  ---------  ---------
Income before income taxes...............................................................        9.1        9.2       11.5
Income taxes.............................................................................        3.7        3.4        4.4
                                                                                           ---------  ---------  ---------
Net income...............................................................................        5.4        5.8        7.1
                                                                                           ---------  ---------  ---------
                                                                                           ---------  ---------  ---------

    YEAR ENDED DECEMBER 31, 1996 VERSUS YEAR ENDED DECEMBER 31, 1995

    NET SALES. Net sales for the year ended December 31, 1996 increased $22.4 million, or 16.1%, to $161.9 million from $139.5 million for the year ended December 31, 1995. Net sales for the Wire and Cable Division increased by $19.9 million, or 16.0%, to $144.3 million for the year ended December 31, 1996 from $124.4 million for the year ended December 31, 1995. Contributing to the increase were additional sales of the Company's traditional armored cable and flexible conduit products as well as increased sales of the Company's higher margin specialty application cables. Also contributing to this increase were higher sales of fittings and connectors and specialty coated metal products introduced by the Company in early 1995. Net sales for the America Cable Systems Division increased by $2.5 million, or 17.6%, to $16.7 million for the year ended December 31, 1996 from $14.2 million for the year ended December 31, 1995. This increase is attributable to improved demand for modular wiring systems, including The Intelligent Floor and The Intelligent Ceiling products.

    GROSS PROFIT. Gross profit for the year ended December 31, 1996 increased $11.0 million, or 33.9%, to $43.4 million from $32.4 million for the year ended December 31, 1995. Gross margin increased to 26.8% for the year ended December 31, 1996 from 23.2% for the year ended December 31, 1995. This increase is attributable to (i) decreased cost of raw materials through more efficient purchasing, lower market prices of commodities and improved manufacturing processes resulting in better yields on materials and (ii) increased sales of higher margin specialty application products.

    INCOME FROM OPERATIONS. Income from operations for the year ended December 31, 1996 increased $6.5 million, or 62.3%, to $17.0 million from $10.5 million for the year ended December 31, 1995. Income from operations as a percentage of net sales increased to 10.5% for the year ended December 31, 1996 from 7.5% for the year ended December 31, 1995. This increase resulted from improved gross margin, partially offset by an increase in selling, general and administrative expenses as a percent of net sales in 1996 compared to 1995. The increase in selling, general and administrative expenses is attributable to increases in freight costs, sales agent commissions, compensation expense and fees for professional services.

    NET INCOME. Net income for the year ended December 31, 1996 increased $3.4 million, or 41.4%, to $11.5 million from $8.1 million for the year ended December 31, 1995. Net income as a percentage of net sales increased to 7.1% for the year ended December 31, 1996 from 5.8% for the year ended December 31, 1995. This increase was primarily due to increased income from operations, partially offset by (i) a slight decline in other income, which consisted primarily of income on investment securities, and (ii) a higher effective tax rate of 38.3% for the year ended December 31, 1996 compared to 37.2% for the year ended December 31, 1995 which was due to a higher marginal tax rate in 1996.

    YEAR ENDED DECEMBER 31, 1995 VERSUS YEAR ENDED DECEMBER 31, 1994

    NET SALES. Net sales for the year ended December 31, 1995 increased $25.1 million, or 21.9%, to $139.5 million from $114.4 million for the year ended December 31, 1994. Net sales for the Wire and Cable Division increased $22.4 million, or 22.0%, to $124.4 million for the year ended December 31, 1995 from $102.0 million for the year ended December 31, 1994. Contributing to the increase were strong sales of the Company's traditional armored cable and flexible conduit products, specialty cables and metals and sales related to the new electrical fittings and connectors line of products. A portion of this increase was also attributable to the acquisition of Kaf-Tech in the third quarter of 1994. Net sales for the America Cable Systems Division increased $2.8 million, or 24.6%, to $14.2 million for the year ended December 31, 1995 from $11.4 million for the year ended December 31, 1994. This increase is attributable to improved demand for modular wiring systems and sales by this division's pre-fabricated electronic distribution unit which was acquired in the first quarter of 1995.

    GROSS PROFIT. Gross profit for the year ended December 31, 1995 increased $0.5 million, or 1.6%, to $32.4 million from $31.9 million for the year ended December 31, 1994. Gross margin decreased to 23.2% for the year ended December 31, 1995 from 27.9% for the year ended December 31, 1994. This decrease was attributable to (i) fluctuations in the price of metals that were not offset by corresponding selling price adjustments in the Company's products, (ii) lower margins at the Company's new advanced metals processing facility in Byesville, Ohio, and new cable fittings operation in New Bedford, Massachusetts, (iii) price competition in traditional cable products and (iv) a shift in product mix.

    INCOME FROM OPERATIONS. Income from operations for the year ended December 31, 1995 increased $72,000, or 0.7%, to $10.5 million from $10.4 million for the year ended December 31, 1994. Income from operations as a percentage of net sales decreased to 7.5% for the year ended December 31, 1995 from 9.1% for the year ended December 31, 1994. This decrease was primarily attributable to the decline in gross margins for 1995 compared to 1994.

    NET INCOME. Net income for the year ended December 31, 1995 increased $1.9 million, or 30.9%, to $8.1 million from $6.2 million for the year end December 31, 1994. Net income as a percentage of net sales increased to 5.8% for the year ended December 31, 1995 from 5.4% for the year ended December 31, 1994. Contributing to this increase was $3.0 million of investment income for the year ended December 31, 1995 compared to $80,000 of investment income for year ended December 31, 1994. This increase in investment income resulted primarily from the application of the net proceeds from the February 1995 offering of Common Stock. Another factor in this increase was a lower effective tax rate of 37.2% for the year ended December 31, 1995 compared to 40.8% for the year ended December 31, 1994.

SELECTED QUARTERLY STATEMENTS OF OPERATIONS DATA

    The following table sets forth certain unaudited quarterly results of operations data of the Company for each of the four quarters for the years ended December 31, 1995 and 1996. The Company believes that this information has been prepared on the same basis as the audited Consolidated Financial Statements and that all necessary adjustments, consisting only of the normal recurring adjustments, have been included to present fairly the selected quarterly information when read in conjunction with the audited Consolidated Financial Statements and the notes thereto included elsewhere or incorporated by reference in this Prospectus. The operating results for any quarter are not necessarily indicative of results for any future period.

                                                                         THREE MONTHS ENDED
                                       --------------------------------------------------------------------------------------
                                       APRIL 1,    JULY 1,   SEPT. 30,  DEC. 31,   MAR. 29,   JUNE 29,   SEPT. 28,  DEC. 31,
                                         1995       1995       1995       1995       1996       1996       1996       1996
                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------

                                                                (IN THOUSANDS EXCEPT PER SHARE DATA)
Net sales............................  $  33,253  $  33,664  $  36,543  $  36,023  $  33,885  $  42,218  $  41,559  $  44,206
Gross profit.........................      8,687      8,432      8,186      7,091      7,984     10,953     11,845     12,599
Income from operations...............      3,055      3,033      2,481      1,901      2,047      4,283      5,259      5,408
Net income...........................      1,922      2,207      2,227      1,749      1,636      2,904      3,350      3,570
Earnings per share...................  $    0.29  $    0.30  $    0.30  $    0.24  $    0.22  $    0.39  $    0.45  $    0.48

LIQUIDITY AND CAPITAL RESOURCES

    The Company's short-term liquidity needs have generally consisted of operating capital necessary to finance inventories and receivables. Long-term liquidity needs generally relate to capital expenditures necessary to expand the production capacity of its manufacturing operations. The Company has satisfied its short- and long-term liquidity needs with cash generated from operations and proceeds from the public offering of its Common Stock in early 1995, supplemented by available borrowings under its revolving line of credit and proceeds from the Industrial Revenue Bonds ("IRBs") issued by the Massachusetts Industrial Finance Agency in July 1996. The Company expects that it will meet its ongoing working capital needs for the next twenty-four months primarily with cash generated from operations and the net proceeds from this offering, supplemented by available borrowings under its revolving line of credit.

    Cash generated from operations totaled $11.5 million and $4.4 million for the years ended December 31, 1996 and 1994, respectively, and was attributable primarily to increased profitability. Cash used in operations was $1.3 million for the year ended December 31, 1995, primarily due to an increase in inventories and accounts receivable. Working capital on December 31, 1996 was $59.0 million and the ratio of current assets to current liabilities was 4.08 to
1.00. The Company's average inventory of $20.0 million for the year ended December 31, 1996 represented an increase of $2.6 million over the average inventory of $17.4 million for the year ended December 31, 1995.

    Accounts receivable at December 31, 1996 were $3.3 million higher than the balance at December 31, 1995 due primarily to increased sales. For the years ended December 31, 1996 and 1995, average day sales outstanding were 56. At December 31, 1996, accounts receivable over 60 days represented 1.7% of accounts receivable.

    Capital expenditures for the year ended December 31, 1996 of $7.0 million were for new or replacement production equipment to increase manufacturing capacity and for the new manufacturing facility in New Bedford, Massachusetts. Capital expenditures amounted to $2.3 million and $3.6 million for the years ended December 31, 1995 and 1994, respectively. For the years ended December 31, 1996, 1995 and 1994, the Company leased certain manufacturing equipment valued at $1.7 million, $2.0 million and $4.8 million, respectively. Of the $4.8 million in 1994, $3.6 million relates to the Byesville, Ohio facility. Capital expenditures for 1997 are expected to be approximately $6 million, primarily for the purchase of new armored cabling machines, including related equipment, and extruders.

    At December 31, 1996, bank indebtedness under the Company's unsecured revolving line of credit was $2.0 million. This revolving line of credit terminates on March 31, 1999 and provides for direct borrowings of up to $25.0 million, including letter of credit borrowings up to $3.0 million. Up to $10.0 million of the line of credit may be used without the lender's prior consent for business acquisitions. At December 31,

1996, letters of credit totaling approximately $0.8 million were outstanding under the line of credit. Borrowings under the line of credit averaged $7.5 million for the year ended December 31, 1996. The Company expects to pay the outstanding balance of the line of credit with a portion of the net proceeds of the offering. See "Use of Proceeds."

    Borrowings under the revolving line of credit are available at interest rates equal to either the lender's base rate or the Eurodollar rate plus 0.5% to 1.25% for a fixed period of one, two, three or six months. At December 31, 1996, the weighted average cost of borrowings under the line of credit was 6.3%. The line of credit contains certain restrictive covenants, including the requirement that the Company maintain minimum levels of tangible capital funds and meet other specified ratio requirements.

    During 1996, the Company was loaned the proceeds from the issuance of $3.57 million in IRBs by the Massachusetts Industrial Finance Agency for the purpose of acquiring and refurbishing a 99,000 square-foot manufacturing facility in New Bedford, Massachusetts, which secures the IRBs. The IRBs mature on July 24, 2016 and carry an average interest rate of approximately 3.5% adjustable on a weekly basis. In addition, an annual fee of 1.0% of the amount of an unsecured stand-by letter of credit is payable to the bank holding the letter of credit and also acting as trustee under the terms of the IRB issuance. The Company has the right to convert from the variable interest rate to a fixed rate established at the time of conversion. The bonds are payable in nineteen annual installments of $180,000 with a final payment of $150,000 due at maturity, all funded through monthly payments of $15,000 to the trustee over the twelve months preceding the installment due dates.

    During the first quarter of 1997, the Company acquired two companies for a total cash purchase price of $11.9 million (subject to a maximum of $3.2 million in additional consideration if certain financial targets are met) and 60,000 shares of Common Stock. Although the Company currently has no commitments with respect to additional acquisitions, the Company regularly evaluates such opportunities.

INFLATION AND FOREIGN EXCHANGE FLUCTUATION

    The Company believes that inflation has not had a material effect on its business, operating results or financial condition during the three-year period ended December 31, 1996. While the Company does not believe that its business is highly sensitive to inflation, there can be no assurance that future increases in the rate of inflation would not have a material adverse effect on the Company's operations.

    The Company is currently not exposed to foreign exchange risk because foreign sales are denominated in U.S. dollars to U.S.-based trading companies. The Company may seek to manage any such future risk by entering into foreign exchange contracts as management deems appropriate.

                                    BUSINESS

OVERVIEW

    AFC is a designer, manufacturer and supplier of electrical, voice and data distribution products used primarily in the construction and modernization of non-residential buildings. The Company's products include prewired armored cable, flexible conduit, modular wiring systems, electrical fittings and specialty coated metals. The Company believes its products offer a total installed cost advantage over traditional, labor intensive wiring methods by eliminating on-site installation time and labor costs associated with bending, connecting and pulling wire through metal pipe. The Company believes that the total available domestic market for its prewired armored cable and flexible conduit products was approximately $1 billion in 1995. Conventional pipe and wire products accounted for approximately 70% of this market and products such as those manufactured by the Company accounted for the remaining approximately 30%. A significant component of the Company's growth strategy is to convert the pipe and wire portion of the overall market to the more efficient and cost effective solution provided by the Company's products. The Company is the leading manufacturer of prewired armored cable in the United States, with approximately 45% of the sales in the domestic armored cable market based upon Company estimates. In addition to traditional armored cable products, the Company focuses on specialty application products which utilize the Company's design and engineering expertise and various proprietary technologies. These products include color-coded cables used for fire alarm systems and health care facilities, as well as prewired modular wiring systems that are designed and assembled for custom installations.

    The Company's products can be separated into two broad categories: (i) armored cable, flexible conduit, specialty cables, electrical fittings and speciality coated metals, all manufactured by the Wire and Cable Division and
(ii) flexible and premise wiring systems and related products manufactured by the America Cable Systems Division. The divisions are vertically integrated in that many of the products manufactured in the America Cable Systems Division utilize components, including cable remnants, produced in the Wire and Cable Division. The America Cable Systems Division focuses on developing advanced wiring technologies for evolving premise wiring markets. Premise wiring systems are custom engineered and pre-assembled by the Company for modular installation and have the ability to supply the voice, data and electrical requirements throughout an entire facility.

    Net sales of the Company's major products (excluding the Company's trucking operations) for the year ended December 31, 1996 were as follows:

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

CUSTOM CUTS, FIXTURE WHIPS AND OTHERS    $4.9      MILLION
Other Cable Products                       $10.4    million
Armored Cable                              $96.2    million
Flexible Conduit                           $20.7    million
Specialty Cable Products                   $17.0    million
Modular Wiring Systems                     $11.8    million
Wire and Cable Division
America Cable Systems Division

    The Company believes that it is a leading national supplier of many of the products that it manufactures. The following chart illustrates the Company's gross sales by region for the year ended December 31, 1996:

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

MOUNTAIN PACIFIC      15%
Midwest                  13%
New England               9%
South Central            12%
South Atlantic           21%
Mid Atlantic             30%

INDUSTRY BACKGROUND

    The manufacture and installation of electrical, voice and data distribution products are subject to various building codes as well as safety and performance standards set by industry groups and independent testing laboratories. The National Electric Code ("NEC"), administered by the National Fire Protection Association ("NFPA"), sets the minimum safety standards to which electrical products are manufactured and installed in the United States. NEC standards are enforced and supplemented by the appropriate State, county and municipal authorities having jurisdiction. The federal government also sets specifications (the "Federal Specifications") detailing the requirements for all electrical products to be installed in federal buildings. In addition to building codes, Underwriters Laboratories ("UL"), a nonprofit, independent organization, operates a listing service for electrical and electronic materials and equipment. UL listing is required by national and most electrical codes in the United States. UL conformity assessment includes testing, evaluation and certification, including a review of the manufacturer's facilities. The Canadian Standard Associations ("CSA") and the British Approval Service for Cables ("BASEC") are the equivalent to UL in their respective countries. Most European community countries generally rely on UL or BASEC approval and certification for electrical products.

    The NEC mandates that all electrical wiring in buildings of three stories or higher be encased in metal sheathing. The conventional method of wiring a facility involves the use of steel or aluminum pipe which is cut, bent and connected on site by the electrical contractor. Once installed, wire is manually fed through the pipe. An alternative to this pipe and wire method is prewired armored cable, such as that manufactured by the Company. Although the use of prewired armored cable provides several benefits over the pipe and wire method, the most significant of which is the substantial reduction of installation labor costs, the use of certain prewired armored cable products is not currently permitted by local building codes in a limited number of municipalities, including Chicago, San Antonio and Toledo.

STRATEGY

    The Company's business strategy is to extend its leadership position and best serve its end-users by (i) promoting its armored cable, flexible wiring systems and flexible conduit as the preferred alternative to traditional labor intensive pipe and wire method installations; (ii) maintaining its position as a low cost producer in its major product lines without sacrificing its reputation for high quality, innovative products; (iii) penetrating the higher margin, higher growth specialty application niche markets through the development and introduction of new products; (iv) pursuing selective acquisitions of companies with products complementary to the Company's existing business; and (v) maintaining and expanding relationships with its distributors, OEMs and DIY customers.

    CONTINUED PRODUCT PROMOTION. The Company is committed to the promotion of armored cable, flexible wiring systems and flexible conduit as the preferred alternative to traditional labor intensive pipe and wire installation methods. The Company is continually educating electrical contractors and inspectors, construction consultants, architects and other end users about the technological advantages and cost savings of armored cable and flexible wiring systems in the electrical transmission and developing communications markets. The Company estimates the installed cost savings of armored cable systems over pipe and wire installations can range from 30% and 50% depending on product type and contractor labor rates. The Company also has an in-house telemarketing department that researches pending construction projects in an effort to promote AFC's products and, if necessary, change project specifications to allow for prewired armored cable products.

    MAINTAIN POSITION AS LOW COST PRODUCER. The Company strives to be the lost cost producer in its major product lines without sacrificing its reputation for high quality, innovative products. AFC's vertically integrated manufacturing operations enable it to source primary raw materials at favorable prices and terms, control inventories and better manage lead times. In addition, the Company has improved its purchasing practices by entering into extended supply contracts and using multiple suppliers. The Company continually reengineers its products to optimize metal content within UL standards without sacrificing the quality of its products.

    TARGET NICHE MARKETS. In order to penetrate higher margin, higher growth specialty application niche markets, the Company has focused on the creation of proprietary value added products. This strategy involves the successful transfer of existing technology relating to its core products to new applications. For example, the Company developed its Fire Alarm/Control Cable from its core Metal-Clad (MC) Cable by adding a process-patented red stripe designed to enhance identification by fire inspectors and prevent accidental disabling of fire security systems. Specialty application cable products accounted for 10.5% and 10.0% of net sales for the years ended December 31, 1996 and 1995, respectively.

    PURSUE COMPLEMENTARY ACQUISITIONS. The Company aggressively pursues selective acquisitions of product lines, technologies or companies complementary to its existing business. For example, in 1994, the Company acquired Kaf-Tech, a manufacturer and distributor of electrical conduit and armored cable that represented an extension of the Company's flexible conduit and armored cable product lines and strengthened its presence in the Southeastern United States. During the first quarter of 1997, the Company acquired two companies that diversified its product line, adding a manufacturer and direct marketer of electronic interfaces and connectors that facilitate data communications and a manufacturer of photo controls and electrical devices for the lighting control and fixture industries.

    EXPAND AND ENHANCE DISTRIBUTION INFRASTRUCTURE. The Company believes that its distributor relationships are essential to maintaining its competitive position in the industry. The Company's sales and marketing personnel regularly educate and train distributors, electrical contractors and engineers on the technological and cost benefits of the Company's products, as well as update them on new product line introductions. The Company also participates as a preferred vendor in marketing and buying groups such as Affiliated Distributors and IMARK, which were developed to increase the access of independent, local distributors to products such as those manufactured by the Company. The Company also maintains its own fleet of trucks which it uses to deliver its products to its customers and for inter-plant transfers of materials.

PRODUCTS

    WIRE AND CABLE DIVISION. Wire and Cable Division products are utilized for construction (both new and reconstruction, renovation and tenant improvement projects) of offices, commercial buildings, industrial plants, shopping centers, multifamily dwellings, hotels and health care, educational and recreational facilities. Wire and Cable Division products consist primarily of armored cable, flexible conduit, specialty cables, electrical fittings and connectors and specialty processed metals and accounted for $144.3 million, or 89.1%, and $124.4 million, or 89.1%, of the Company's net sales for the years ended December 31, 1996 and 1995, respectively. The Company believes that the total available domestic market for its products was approximately $1 billion in 1995, of which armored cable and flexible conduit accounted for approximately $230 million and approximately $90 million, respectively. The Company is the leading manufacturer of armored cable in the United States, with approximately 45% of the domestic market based on current Company estimates. Wire and Cable Division products have been listed and labeled where required in accordance with UL standards and comply with the NEC. Wire and Cable Division products also meet the standards of the CSA where required. See "Quality Assurance."

    Products manufactured by the Wire and Cable Division include the following:

    - ARMORED CABLE is armor sheathed electrical cable that provides a versatile and economical alternative to traditional pipe and wire. Fully preassembled and tested, armored cable features excellent mechanical protection, consistent color coding and a cost effective electrical installation. Armored cable products are available in steel or aluminum sheathing. Aluminum sheathed armored cable, which reduces a product's weight by 30%, has gained wide customer acceptance over recent years due to ease of preparation and installation and resulting cost savings. Sales of armored cable were $96.2 million, or 59.4%, and $85.7 million, or 61.4%, of the Company's net sales for the years ended December 31, 1996 and 1995, respectively.

       METAL-CLAD (MC) CABLE is a single, steel clad assembly used for power, lighting, control and signal circuits. MC Cable has an internal insulated solid copper ground wire for sensitive applications, including places of public assembly such as convention halls and auditoriums. MC Cable is available in a lighter weight aluminum version, MC Lite.

       AC-90 is 90 DEG.C rated for branch circuits and feeders in commercial, multi-unit residential and industrial applications and for hard wiring fixtures and other high temperature applications. Designed for higher thermal capability, AC-90 provides more usable power per conductor size. AC-90 Lite is the line's lighter weight aluminum version.

    - SPECIALTY CABLE products are specialized applications of the Company's armored cable designed to meet a particular niche of the commercial construction industry. Sales of specialty cable were $17.0 million, or 10.5%, and $13.9 million, or 10.0%, of the Company's net sales for the years ended December 31, 1996 and 1995, respectively.

       HCF-90 is AC-90 cable that features a fully insulated ground wire providing dual path grounding for branch circuits and feeders where a dedicated ground is required. This product is designed primarily for health care facilities and has a process-patented green striped armor designed to enhance ease of installation and identification. HCF-90 is available in a lighter weight aluminum version, HCF-90 Lite.

       FIRE ALARM/CONTROL CABLE is MC Cable that features a process-patented red striped armor that is designed to enhance identification by fire inspectors and prevent accidental disabling of fire security systems.

       SUPER NEUTRAL CABLE is MC Cable containing an oversized neutral conductor for use in electrical systems in which nonlinear switching loads produce additive, third order harmonic currents which may overload standard size neutral conductors. T ypical applications include computer systems, business equipment, variable speed drives, electronic discharge lighting and other switching mode power supplies.

       JACKETED MC CABLE is MC Cable with an added polyvinyl chloride ("PVC") jacket designed for maximum physical circuit protection and identification, and is utilized for installations in wet locations, soil and concrete.

       HOME RUN CABLE is MC Cable that is designed to hold a 6, 8, 12 or 16 wire insulated conductor assembly inside galvanized steel armor.

    - FLEXIBLE CONDUIT is wireless conduit that provides mechanical protection for electrical wiring where flexibility is required. Flexible conduit can be made of steel, aluminum or plastic and is used in a variety of construction applications as an alternative to pipe. Sales of flexible conduit were $20.7 million, or 12.8%, and $18.0 million, or 12.9%, of the Company's net sales for the years ended December 31, 1996 and 1995, respectively.

       REDUCED WALL FLEXIBLE CONDUIT provides the strength and durability of heavy gauge pipe at 40% less weight. It installs easily and is available in sizes from 5/16" to 4" diameter. The Company also offers a Reduced Wall Flexible Aluminum Conduit that provides the strength and durability of steel at one-third the weight.

       LIQUID-TIGHT FLEXIBLE CONDUIT, which is offered in both metallic and plastic versions, has been designed for use in factories, foundries and assembly plants. It features a flexible conduit covered by a PVC jacket and is resistant to oil, gasoline, salt spray and toxic fumes. It is available in sizes from 3/8" to 4" diameter.

    - OTHER PRODUCTS of the Wire and Cable Division, which contributed approximately $10.4 million, or 6.4%, and $6.8 million, or 4.9%, of the Company's net sales for the years ended December 31, 1996 and 1995, respectively, include the following:

       SPECIALTY PROCESSED METAL products have developed as a result of the Company's ability to handle, slit and coil metals and supply galvanized strip steel and various alloys of aluminum oscillate coils to a variety of customers primarily in the petroleum drilling industry.

       FITTINGS AND CONNECTORS are designed to connect armored cable and conduit to electrical junction boxes and to join multiple types of conduit. These products compliment the Company's AC, MC and Liquid-Tight product lines.

    AMERICA CABLE SYSTEMS DIVISION

    America Cable Systems Division products provide an integrated infrastructure for electrical, voice and data distribution in a modular, plug-in fashion. The products are used primarily in office buildings and retail centers with accessible ceilings and/or accessible floors, and can be reused after retenanting or remodeling. America Cable Systems Division products are completely preassembled for easy on-site installation and are generally accompanied by detailed installation drawings produced by computer aided drafting ("CAD") software. Therefore, these modular wiring products reduce the time of initial installations, as well as the time required to make changes in the office layout during the life of the building. The Company continues to enhance its modular wiring systems used in broader premise wiring markets, which encompass combined voice, data and electrical distribution. America Cable Systems Division products have been listed and labeled where required in accordance with UL and CSA standards and comply with the NEC. See "Quality Assurance." Sales of America Cable Systems Division products were $16.7 million, or 10.3%, and $14.2 million, or 10.2%, of the Company's net sales for the years ended December 31, 1996 and 1995, respectively.

    Products manufactured by the America Cable Systems Division include the following:

    - MODULAR WIRING SYSTEMS provide fast and efficient installation for applications such as offices, health care facilities, industrial facilities and educational institutions that require repetitive patterns of branch circuit lighting fixtures and power outlets as well as a high degree of flexibility to meet future needs. The Company estimates that facilities can be completely "fitted out" with an integrated building electrical infrastructure for lighting and power with total installed cost savings of up to 40%. Sales of Modular Wiring Systems were $8.8 million, or 5.5%, and $7.8 million, or 5.6%, of the Company's net sales for the years ended December 31, 1996 and 1995, respectively.

    - THE INTELLIGENT FLOOR AND THE INTELLIGENT CEILING are modifications to the standard Modular Wiring System. These products provide an integrated modular solution by supplying power distribution and optional voice and data capability from the master distribution box to accessible floor and ceiling modules and are designed primarily for space efficient installation. The Intelligent Floor, which utilizes a patented connector component, is completely modular, providing plug-in access for the modern workstation under a raised floor. The Company believes that raised floor modular wiring applications, such as The Intelligent Floor, significantly reduce electrical related operating costs of office buildings and add to present and resale value. The Intelligent Ceiling incorporates lighting, power, and telecommunication systems through ceiling distribution into a single integrated solution, thereby significantly reducing installation time. The Intelligent Ceiling is particularly effective in retail malls and health care facilities, which traditionally do not employ raised floor systems. The Company has also established strategic alliances with a major national manufacturer of office equipment and a major manufacturer of raised flooring to market the Company's products. Sales of

      The Intelligent Floor and The Intelligent Ceiling were $3.0 million, or 1.8%, and $1.6 million, or 1.1% of the Company's net sales for the years ended December 31, 1996 and 1995, respectively.

    - CUSTOM CUTS AND FIXTURE WHIPS provide builders with factory cut branch circuit wiring used to connect convenience power receptacles and lighting fixtures on the job site. Custom Cuts and Fixture Whips significantly reduce installation time for branch circuit power distribution systems. Sales of Custom Cuts and Fixture Whips were $3.0 million, or 1.9%, and $3.2 million, or 2.3%, of the Company's net sales for the years ended December 31, 1996 and 1995, respectively.

    - PDQ SYSTEM COMPONENTS enable prefabrication of the entire electrical branch circuit distribution network at the factory and complete system delivery to the job site. PDQ System Components are the electrical devices and support mechanisms to which Custom Cut wiring is attached. Through the development of a patented specialized connector, prewired switches and receptacles already set in electrical boxes can now be plugged together on either end of the Custom Cut cable and from leads extending from the prewired electrical boxes. Sales of PDQ System Components were $0.7 million, or 0.4%, and $0.5 million, or 0.4% for the years ended December 31, 1996 and 1995, respectively.

    - OTHER CABLE AND LIGHTING PRODUCTS include temporary construction lights, power poles, high bay lighting systems and prenumbered and prebundled conductors. Sales of other cable and lighting products were $1.2 million, or 0.7%, and $1.1 million, or 0.8%, of the Company's net sales for the years ended December 31, 1996 and 1995, respectively.

MARKETING

    The Company's products are marketed through approximately 150 independent regional sales representatives, including several located outside the United States. Sales representatives do not exclusively market the Company's products. At December 31, 1996, 32 of the Company's domestic representatives maintained product inventories on consignment. The independent sales representatives are trained by the Company through a comprehensive marketing program that includes a wide range of product literature, specification sheets and technical brochures. The Company actively markets its advanced engineering capabilities, including CAD, for custom designed integrated systems to electrical contractors, construction engineers and building contractors. The Company also advertises certain of its product offerings in trade magazines and regularly participates in industry trade shows. The domestic sales representatives are serviced by the Company's fleet of trucks and trailers, which provide delivery and scheduled stock replenishment. The Company believes that its internal trucking capability gives it a competitive advantage by providing prompt delivery to its customers.

    Commensurate with its strategy of promoting armored cable, flexible wiring and flexible conduit as the preferred alternative to traditional labor intensive pipe and wire installation methods, the Company has specifically focused its marketing efforts at electrical contractors and inspectors, construction consultants, architects and other end users. This marketing strategy is particularly important to the marketing efforts of the America Cable Systems Division as its products are often developed to custom specifications. The Company's in-house telemarketing department and field representatives research pending construction projects in an effort to change project specifications to allow for the use of the Company's prewired armored cable products. The Wire and Cable Division has had particular success with this specification strategy in the area of specialty cable products where competition is relatively limited. The Company expects to continue this marketing strategy as it develops new products for broader premise wiring markets.

    Use of certain of the Company's armored cable products is not currently permitted by local building codes in a limited number of municipalities, including Chicago, San Antonio and Toledo. In several instances, the Company has successfully illustrated to municipal building code authorities the benefits and efficiencies of armored cable products over pipe and wire installations, resulting in favorable changes in the particular municipality's building code. For example, during the past two years, several municipalities, including Dade County, FL, Orange County, FL, the city of Tampa, FL and Sacramento County, CA, have amended their building codes to approve the use of the Company's metal clad cables. Although the Company expects to continue these efforts, there can be no assurance that it will be successful in influencing other municipalities in adopting similar legislation. The failure to obtain a change in these local codes is not anticipated to have a material adverse effect on the Company's business, operating results or financial condition.

CUSTOMERS

    The Company sells its products primarily to distributors of electrical products for resale to end users. Sales to distributors accounted for approximately 87% of the Company's net sales during each of the years ended December 31, 1996 and 1995. The Company's top ten customers have traditionally accounted for approximately 30% of the Company's gross sales. In addition to sales to distributors, the Company directs significant marketing efforts toward DIY customers. Sales to DIY customers accounted for approximately 7% of the Company's gross sales for each of the years ended December 31, 1996 and 1995, and were comprised mostly of armored cable and flexible conduit.

COMPETITION

    The Company faces competition for many of its core armored cable products and for those products manufactured by the America Cable Systems Division. The Company, however, has experienced less competition with respect to many of its specialty cable products. The Company's competitors include both manufacturers of products similar to those of the Company and producers of alternative electrical, voice and data distribution systems, predominantly pipe and wire. The number and size of the Company's competitors varies depending on the product line. Competition can be generally categorized as either national in scope, with companies that have substantial financial, research and development, manufacturing and marketing resources, or regional in scope, with companies that have more limited product offerings but compete effectively on the basis of price.

    The principal competitive factors in all product markets are price, quality, product features, availability, customer support and distribution strength. The relative importance of each of these factors varies depending on the specific product category. As products mature, such as certain of the Company's core armored cable products, competitive forces tend to drive down prices. In contrast, the Company has been able to maintain higher margins on its specialty cable products and certain of its products manufactured by the America Cable Systems Division. There can be no assurances, however, that this trend will continue. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

MANUFACTURING

    The Company's manufacturing operations utilize a wide variety of raw materials for which it has multiple commercial sources, and include a broad variety of processes reflective of the Company's product diversity. See "--Raw Materials." Operations for cable manufacturing at the Wire and Cable Division include drawing copper wire; extruding wire; slitting and galvanizing steel and aluminum used for armor; wrapping, twisting and cutting wire; armoring conductors; and testing for conductor continuity and grounding. The Company's manufacturing equipment allows for a wide assortment of product categories, with armored cable diameters ranging from 1/4" to 2" and flexible conduit diameters ranging from 5/16" to 4". The America Cable Systems Division manufacturing operations primarily consist of metal stamping, riveting, custom wire cutting, custom assembly and packaging operations. This division utilizes proprietary tooling in its assembly techniques. Manufacturing operations at the Company's two divisions are vertically integrated, which enables the Company to source primary raw materials at favorable prices and terms, control inventories and better manage lead times. The America Cable Systems Division uses remnants from the Wire and Cable Division in its manufacturing process, thereby reducing the Company's overall scrap ratio.

    The Company is currently operating at close to existing capacity levels at the majority of its facilities and expects to use a significant amount of the net proceeds from the offering over the next twenty-four months for additional equipment and facilities to expand manufacturing capacity. See "Risk Factors-- Manufacturing Capacity" and "Use of Proceeds."

RAW MATERIALS

    Copper, steel and aluminum used in manufacturing represented approximately 63% of cost of goods sold for the year ended December 31, 1996. The principal raw material used by the Company is copper, which is purchased in the form of redrawn rod from several domestic producers. Price terms are based on monthly average copper prices, as determined by the New York Commodity Exchange, plus a premium. The Company believes world stocks and capacity continue to be adequate to meet market needs. At December 31, 1996, the Company had agreed to purchase the majority of its 1997 copper usage from two vendors. The Company expects this practice to continue in the future. See "Risk Factors--Substantial Price Competition, Margin Maintenance and Prices of Raw Materials."

    Other raw materials used by the Company include aluminum, galvanized steel, molding materials, PVC and nylon, for which the Company generally has either alternative sources of supply or access to alternative materials. Supplies of these materials are adequate and are expected to remain so for the foreseeable future.

QUALITY ASSURANCE

    The Company is committed to the philosophy that meeting industry standards and codes is critical to its success, and its products are designed to satisfy the safety and performance standards set by various industrial groups and testing laboratories, including UL, CSA and BASEC.

    The Company has implemented a Total Quality Management ("TQM") program which is intended to maximize customer satisfaction while implementing cost effective production methods. The Company's TQM program embodies an interlocking set of procedures and practices that ensures employees in various departments are adequately trained and directed to continuously implement improvements in quality, service and cost savings. In connection with its TQM program, the Company has obtained ISO 9001 certification at two of its facilities in New Bedford, Massachusetts and ISO 9002 certification at its Byesville, OH facility. ISO 9001 certification is a standard developed by the International Standards Organization that provides a management systems model for process quality assurance in design, development, installation and servicing. ISO 9002 is a quality systems model for quality assurance in production, installation and servicing. The Company believes that ISO 9001 and 9002 certifications signify excellence in manufacturing and process integrity, thereby serving as a competitive advantage and strengthening its marketing efforts. There can be no assurance, however, that further certifications will be granted. The Company believes that if additional certifications are not granted at its other facilities, its business and competitive position will not be materially adversely affected.

DEVELOPMENT, DESIGN AND ENGINEERING

    The Company employs 27 draftsmen and engineers and 16 professional technicians that are actively engaged in product and process development. Development and design efforts often result from informal dialogues with major electrical contractors, consulting engineers and facility managers, and generally include product development, testing and analysis, component development and testing, tooling design and resolution of process problems. The Company fabricates some of the tooling and key machinery used in its cable production.

    The Company takes an active role in guiding industry standards. The Company has representatives on the electrical section of the NFPA and the Industry Advisory Council of UL and maintains ongoing relations with standards enforcement organizations such as UL, the NFPA, the International Association of Electrical Inspectors, the National Armored Cable Manufacturers Association and the National Electrical Manufacturing Association.

PATENTS, TRADEMARKS AND OTHER INTELLECTUAL PROPERTY

    The Company believes that its success depends more heavily on name recognition, technical competence and the marketing abilities of its sales representatives than on any individual patent, trademark or copyright. Nevertheless, the Company intends to seek patent coverage for its products and manufacturing technology where appropriate. The Company holds several patents covering certain of its products and processes and also has several registered trademarks. Although in the aggregate these patents and trademarks are of considerable importance to the manufacturing and marketing of many of the Company's products, the Company does not consider any single patent or trademark or group of patents or trademarks to be material to its business as a whole.

    The Company also relies upon trade secret protection for its confidential and proprietary information. The Company routinely enters into confidentiality agreements with its employees. There can be no assurance, however, that others will not independently obtain similar information and techniques or otherwise gain access to the Company's trade secrets or that the Company can effectively protect its trade secrets.

BACKLOG

    The Company's business is characterized by short-term order and shipment schedules rather than volume purchase contracts. Accordingly, the Company does not consider backlog at any given date to be indicative of future sales. Immediate delivery requirements and the nature of the Company's business preclude any significant backlog.

FACILITIES

    The following table provides information with respect to the Company's facilities:

                                                                                                          OWNED/
LOCATION                                                     FACILITY TYPE                  SQUARE FEET   LEASED
--------------------------------------------  --------------------------------------------  -----------  ---------
New Bedford, MA(1)..........................  Assembly--America Cable Systems Division,
                                              Fittings and Connectors, Administration,
                                              Engineering                                      123,000   Owned
New Bedford, MA.............................  Manufacturing--Cable, Warehousing                 71,700   Owned
New Bedford, MA.............................  Manufacturing--Wire, Administration,
                                              Engineering                                       64,000   Owned
New Bedford, MA.............................  T rucking, Warehousing                            44,000   Leased
New Bedford, MA.............................  Warehousing                                       15,000   Leased
Fullerton, CA...............................  Manufacturing--Conduit and Cable,
                                              Warehousing                                       59,800   Leased
Largo, FL...................................  Manufacturing--Conduit and Cable                  43,200   Leased
Largo, FL...................................  Warehousing                                       20,500   Leased
Ottawa, IL(2)...............................  Manufacturing--Modems and Connectors              21,000   Owned
Burlington, NJ..............................  Manufacturing--Conduit and Cable Warehousing      84,500   Leased
Hackettstown, NJ............................  Manufacturing--Photo Controls and Electrical
                                              Devices, Warehousing                              40,000   Leased
Linden, NJ..................................  Distribution Center                               23,800   Leased
Byesville, OH...............................  Manufacturing--Metal Processing                   37,000   Leased
Bensalem, PA................................  Manufacturing--Metal Processing                   28,800   Leased
Providence, RI..............................  Administration                                     2,100   Leased
Dallas, TX..................................  Manufacturing--America Cable Systems
                                              Division                                          25,000   Leased

------------------------

(1) This property secures the repayment of the proceeds received from the issuance of $3.57 million in IRBs by the Massachusetts Industrial Finance Agency in July 1996.

(2) This property secures the repayment of a loan in the amount of $833,000.

    The Company believes that its facilities are suitable for their present intended purposes and adequate for the Company's current level of operations. The Company, however, is operating at close to existing capacity levels and expects to use a significant amount of the net proceeds from the offering over the next twenty-four months for additional equipment and facilities to expand manufacturing capacity. See "Use of Proceeds." Additionally, the Company is contemplating opening new distribution facilities to better serve its customer base.

EMPLOYEES

    At February 28, 1997 the Company had 1,028 full-time employees of which 465 employees were represented by labor unions. The Company's union contracts expire July 31, 1998, June 30, 1999 and February 4, 2000. Of the Company's employees, 84 are in administration, 51 in sales and marketing, 58 in engineering, 770 in manufacturing and 65 in distribution. The Company has not experienced any work stoppages at its plants and believes its current relations with its employees are good.

ENVIRONMENTAL/LEGAL PROCEEDINGS

    The Company is a party to various nonenvironmental legal proceedings and administrative actions, all of which are incidental to the operations of the Company. In the opinion of the Company's management, such proceedings and actions should not, individually or in the aggregate, have a material adverse effect on the Company's financial condition or results of operations.

    Regarding environmental matters, owners and operators of sites containing hazardous substances, as well as generators of hazardous substances, are subject to broad liability under various federal and state environmental laws and regulations, including liability for clean up costs and damages arising out of past disposal activity. The principal raw material used by the Company is copper, which is classified as a hazardous substance. In addition, prior to the Company's acquisition of its present business, it was engaged in certain activities that may have utilized other hazardous substances. Governmental authorities may seek to impose liability regardless of fault or the legality of the original disposal activity and regardless of whether the Company is otherwise currently responsible for liabilities with respect to such activities. The Company has been named in connection with certain proceedings relating to various properties currently being investigated or remediated for environmental problems arising therefrom. The Company's business was formerly operated as American Flexible Conduit Company Inc. ("American"), a manufacturer of flexible conduit and armored cable products, which commenced operations in 1926. In 1969, Nortek, Inc. ("Nortek") purchased the assets and liabilities of American and subsequently transferred this business to its Monogram Industries, Inc. ("Monogram") subsidiary, incorporated in Delaware in September 1969. In December 1989, a corporation controlled by Mr. Papitto purchased Monogram from Nortek. The purchasing corporation and Monogram were subsequently merged, with Monogram becoming the surviving corporation. In October 1993, the Company changed its name to AFC Cable Systems, Inc. Prior to the sale of the stock of Monogram by Nortek in December 1989, Monogram transferred to another subsidiary of Nortek all the assets and liabilities associated with the businesses not related to the Company's present business operations. In connection with the sale of the stock of Monogram, Nortek agreed to indemnify the Company, subject to certain limitations, for liabilities and obligations of Monogram unrelated to the business operations of Nortek's American Flexible Conduit Division, which had been transferred to the Company in connection with such sale. With the exception of property discussed below located in New Bedford, Massachusetts (the "Sullivan's Ledge Site"), all of the properties being investigated or remediated are unrelated to the business operations acquired.

    In 1984, the United States Environmental Protection Agency ("EPA") placed the Sullivan's Ledge Site on the National Priorities List, which is a list of sites that the EPA has ranked in terms of priority for remedial action pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA"). Under CERCLA, all owners and operators (former and current) and generators can be found jointly and severally liable with respect to the Sullivan's Ledge Site. In March 1990, the EPA requested information from the Company, and the Company admitted that between 1960 and 1969, American, the predecessor of the business currently operated by the Company, had disposed of waste metal at the site. A number of responsible parties entered into a consent decree with regard to a portion of the Sullivan's Ledge Site in June 1991 and, subsequently, such parties as plaintiffs (the "Plaintiffs") have sought contribution in the United States District Court for the District of Massachusetts from twelve corporations, including the Company and Nortek, neither of which were named as potentially responsible parties by the EPA. In the consent decree, the EPA estimated the cost of remediation at the Sullivan's Ledge Site to be approximately $10-$12 million. The Company has defended and will continue to defend the action based upon its belief that its predecessors contributed only DE MINIMIS amounts of waste material. On December 17, 1996, the United States District Court for the District of Massachusetts entered a judgment in favor of the Company with respect to this claim. The time period during which the Plaintiffs may file an appeal has not yet lapsed.

    The Company is not able to predict with certainty the extent of its ultimate liability with respect to any pending or future environmental matters. However, the Company does not believe that any such liability with respect to the aforementioned environmental matters would have a material adverse effect upon its financial condition or results of operations.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

    The executive officers and directors of the Company and their ages as of the date hereof are as follows:

NAME                                                       AGE                      POSITION WITH COMPANY
-----------------------------------------------------      ---      -----------------------------------------------------

Ralph R. Papitto.....................................          70   Chairman of the Board, Chief Executive Officer and
                                                                    Director

Robert R. Wheeler....................................          52   President, Chief Operating Officer and Director

Raymond H. Keller....................................          59   Vice President, Chief Financial Officer, Secretary,
                                                                    Treasurer and Director

Anthony J. Santoro...................................          54   Director

Malcolm M. Donahue...................................          75   Director

    RALPH R. PAPITTO has been Chairman of the Board and a Director of the Company since December 1989. Mr. Papitto has been Chief Executive Officer since 1995. Until 1990, Mr. Papitto was the Chairman of the Board, Chief Executive Officer and a director of Nortek, an industrial conglomerate. Mr. Papitto founded Nortek in 1967. In 1956, Mr. Papitto founded Glass-Tite Industries, Inc. ("Glass-Tite"), a manufacturer of electronic semiconductor components. Glass-Tite was acquired by GTI Corporation in 1963. Mr. Papitto served as Chairman of the Board of GTI Corporation until 1966. Mr. Papitto is also a director of Lynch Corporation, a communications and multi-media services company, and is also Chairman of the Board of Trustees of Roger Williams University.

    ROBERT R. WHEELER has been the President and Chief Operating Officer of the Company since December 1995 and a Director of the Company since March 1996. Mr. Wheeler was Executive Vice President and Chief Operating Officer of the Company from October 1995 to December 1995. From 1992 to 1995, Mr. Wheeler served as President and Chief Executive Officer of The North American Industrial Company of BICC Cable, Inc.

    RAYMOND H. KELLER has been Vice President and Chief Financial Officer of the Company since December 1989 and a Director of the Company since October 1993. From January 1989 until joining the Company, he served as the Vice President and Chief Financial Officer of the American Flexible Conduit Division of Nortek. Prior to that time, Mr. Keller held several positions with Microdot, Inc., a multi-industry components manufacturer, most recently as Vice President and Chief Financial Officer of the Microdot, Inc. operating companies. Mr. Keller had been employed by Microdot, Inc. since 1972.

    ANTHONY J. SANTORO has been a Director of the Company since October 1993. Mr. Santoro has been President of Roger Williams University and Rogers Williams University School of Law since August 1993 and served as Dean of Roger Williams University School of Law from July 1992 to August 1993. Prior to that time, Mr. Santoro served as Dean and Professor of Law at Widener University School of Law from 1983 to 1992, Professor of Law at the University of Bridgeport School of Law from 1976 to 1983 and Dean of the University of Bridgeport School of Law from 1976 to 1980.

    MALCOLM M. DONAHUE has been a Director of the Company since March 1996. Mr. Donahue has been a Professor of Law at Suffolk University Law School since 1956. From 1973 to 1991, Mr. Donahue was the Associate Dean of Suffolk University Law School. Mr. Donahue also served as a director of Nortek, Inc. from 1988 to 1992.

    The Company's Board of Directors is divided into three classes, with the term of office of one class expiring each year. The term of office of each director included in Class I expires at the time of the annual meeting of stockholders in 1997 or when his successor has been duly elected and qualified. The term of office of each director included in Class II expires at the time of the annual meeting of stockholders in 1998 or when his successor is duly elected and qualified. The term of office of each director included in Class III expires at the time of the annual meeting of stockholders in 1999 or when his successor has been duly elected and qualified. Class I consists of Messrs. Donahue and Keller; Class II consists of Messrs. Santoro and Wheeler; and Class III consists of Mr. Papitto. See "Description of Capital Stock--Certain Charter and Bylaw Provisions."

    Directors who are not executive officers of the Company receive annual compensation of $9,600, payable monthly, plus $500 for each board or committee meeting attended. Officers of the Company serve at the discretion of the Board of Directors and hold office until the first meeting of directors following the next annual meeting of stockholders. Under the Company's 1993 Stock Option Plan for Non-Employee Directors, each non-employee director of the Company receives at the first meeting attended an option to purchase 10,000 shares of Common Stock at a price per share equal to the fair market value of the Common Stock at the time of grant. Each option vests in equal installments over a five year period starting with the first anniversary of grant.

    The Board of Directors has established an Audit Committee and Compensation Committee, each comprised of Messrs. Santoro and Donahue. The Audit Committee reviews the professional services provided by the Company's independent auditors, the independence of such auditors from management of the Company, the annual financial statements of the Company and the Company's system of internal accounting controls. The Audit Committee also reviews such other matters with respect to the accounting, auditing and financial reporting practices and procedures of the Company as it may find appropriate or as may be brought to its attention.

    The Compensation Committee reviews executive salaries, administers any bonus, incentive compensation and stock option plans of the Company, and approves the salaries and other benefits of the executive officers of the Company. In addition, the Compensation Committee consults with the Company's management regarding pension and other benefit plans and compensation policies and practices of the Company.

                       PRINCIPAL AND SELLING STOCKHOLDERS

    The following table sets forth the beneficial ownership of the Company's Common Stock as of April 17, 1997 and as adjusted to reflect the sale of the Common Stock being offered hereby (assuming no exercise of the Underwriters' over-allotment option) by (i) each person or entity who is known by the Company to own beneficially more than 5% of the outstanding shares of Common Stock, (ii) each director and certain executive officers of the Company, (iii) each Selling Stockholder and (iv) all directors and executive officers of the Company as a group. The information as to each person has been furnished by such person, and each person has sole voting power and sole investment power with respect to all shares beneficially owned by such persons except as otherwise indicated and subject to community property laws where applicable. Unless otherwise indicated below, each person or entity listed maintains a mailing address of c/o AFC Cable Systems, 55 Samuel Barnet Boulevard, New Bedford, MA 02745.

                                                                    SHARES
                                                                 BENEFICIALLY
                                                                    OWNED
                                                                   PRIOR TO
                                                                 OFFERING(1)
                                                              ------------------
                                                               NUMBER    PERCENT
                                                              ---------  -------
FMR Corp....................................................    705,300    9.3%
  82 Devonshire Street
  Boston, MA 02109
State Street Bank and Trust Company.........................    455,000    6.0%
  225 Franklin Street
  Boston, MA 02110
Wellington Management Company, LLP..........................    492,000    6.5%
  75 State Street
  Boston, MA 02129
Ralph R. Papitto (2)........................................  2,290,000   30.3%
Raymond H. Keller (3).......................................     33,102    *
Robert R. Wheeler (4).......................................     28,732    *
Malcolm M. Donahue (5)......................................      2,000    *
Anthony J. Santoro (6)......................................      2,000    *
All Directors and Executive Officers of the Company as a
  Group (5 persons) (7).....................................  2,355,834   31.0%
Harry M. Crump (8)..........................................    750,237    9.9%
  155 Woodbridge Drive
  East Greenwich, RI 02818
Andrea M. Crump (9).........................................    750,237    9.9%
  155 Woodbridge Drive
  East Greenwich, RI 02818
AFC Monogram Partners, L.P. (10)............................     38,966    *
  11100 Santa Monica Boulevard, 10th Floor
  Los Angeles, CA 90025
Roger Williams University...................................     40,000    *
  c/o Anthony J. Santoro
  One Old Ferry Road
  Bristol, RI 02809-2921
The Papitto Foundation......................................     20,000    *
  c/o State Street Bank and Trust Company
  225 Franklin Street
  Boston, MA 02110

                                                                                   SHARES
                                                                                BENEFICIALLY
                                                                                OWNED AFTER
                                                              SHARES TO BE      OFFERING(1)
                                                                  SOLD        ----------------
                                                               IN OFFERING    NUMBER   PERCENT
                                                              -------------   -------  -------
FMR Corp....................................................      --          705,300     8.0%
  82 Devonshire Street
  Boston, MA 02109
State Street Bank and Trust Company.........................      --          455,000     5.2%
  225 Franklin Street
  Boston, MA 02110
Wellington Management Company, LLP..........................      --          492,000     5.6%
  75 State Street
  Boston, MA 02129
Ralph R. Papitto (2)........................................      301,034     1,968,966   22.4%
Raymond H. Keller (3).......................................      --           33,102    *
Robert R. Wheeler (4).......................................      --           28,732    *
Malcolm M. Donahue (5)......................................      --            2,000    *
Anthony J. Santoro (6)......................................      --            2,000    *
All Directors and Executive Officers of the Company as a
  Group (5 persons) (7).....................................      301,034     2,034,800   23.0%
Harry M. Crump (8)..........................................      175,000     400,237     4.5%
  155 Woodbridge Drive
  East Greenwich, RI 02818
Andrea M. Crump (9).........................................      175,000     400,237     4.5%
  155 Woodbridge Drive
  East Greenwich, RI 02818
AFC Monogram Partners, L.P. (10)............................       38,966       --       --
  11100 Santa Monica Boulevard, 10th Floor
  Los Angeles, CA 90025
Roger Williams University...................................       40,000       --       --
  c/o Anthony J. Santoro
  One Old Ferry Road
  Bristol, RI 02809-2921
The Papitto Foundation......................................       20,000       --       --
  c/o State Street Bank and Trust Company
  225 Franklin Street
  Boston, MA 02110

------------------------

*   Less than one percent.

(1) Based on 7,551,287 shares of Common Stock outstanding as of April 17, 1997 and approximately 8,801,287 shares of Common Stock outstanding after completion of this offering.

(2) Includes 20,000 shares owned by The Papitto Foundation, of which Mr. Papitto is the President and all of which shares are being sold in this offering, and 74,444 shares owned by The Papitto Family Partnership, of which Mr. Papitto is the general partner. Prior to the consummation of the offering, some of the shares being offered by Mr. Papitto may be contributed to a partnership controlled by Mr. Papitto or to a trust for the benefit of Mr. Papitto, in which case such partnership or trust will become the selling stockholder with respect to those shares.

(3) Includes 25,000 shares subject to stock options exercisable within sixty days of the date hereof, 1,000 shares of restricted stock on which forfeiture provisions lapse on December 21, 1997, 5,372 shares of restricted stock on which forfeiture provisions lapse with respect to 2,686 shares per year commencing on March 11, 1998 and 385 shares held pursuant to the Company's 401(k).

(4) Includes 12,500 shares subject to stock options exercisable within sixty days of the date hereof and 15,880 shares of restricted stock on which forfeiture provisions lapse with respect to 7,940 shares per year commencing March 11, 1998, and 352 shares held pursuant to the Company's 401(k).

(5) Includes 2,000 shares subject to stock options exercisable within sixty days of the date hereof.

(6) Includes 1,000 shares subject to stock options exercisable within sixty days of the date hereof.

(7) Includes the shares listed in footnotes (2)-(6) inclusive.

(8) Mr. Crump served as President, Chief Executive Officer and a Director of the Company from December 1989 to December 1995. Includes those shares owned by Andrea M. Crump, the wife of Harry M. Crump.

(9) Includes those shares owned by Harry M. Crump, the husband of Andrea M. Crump. Andrea M. Crump is the daughter of Ralph R. Papitto.

(10) AFC Monogram Partners, L.P. is a limited partnership whose general partner is Jeffries & Company, Inc., one of the representatives of the underwriters in the initial public offering of the Company's Common Stock. All of the shares of Common Stock are being issued pursuant to a cashless exercise of the warrants issued to Jeffries & Company, Inc. in connection with the initial public offering and which were subsequently transferred to AFC Monogram Partners, L.P.

                          DESCRIPTION OF CAPITAL STOCK

    The authorized capital stock of the Company consists of 15,000,000 shares of Common Stock, $.01 par value, and 1,000,000 shares of preferred stock, $.01 par value (the "Preferred Stock"). As of April 17, 1997, there were 7,551,287 shares of Common Stock issued and outstanding and no shares of Preferred Stock issued and outstanding.

COMMON STOCK

    Holders of record of Common Stock are entitled to one vote for each share held of record and do not have any preemptive, conversion or other rights to subscribe for additional shares of Common Stock or any other securities of the Company. There are no cumulative voting rights. Consequently, the holder or holders of record of more than 50% of the outstanding shares of Common Stock can elect all of the Company's directors. Immediately subsequent to the offering, Mr. Papitto will hold approximately 22.4% of the Company's Common Stock. As a result of his ownership, Mr. Papitto will be in a position to exert significant influence over the affairs of the Company, including potential acquisitions, sales and changes in control of the Company. See "Principal and Selling Stockholders." Holders of record of Common Stock are entitled to such dividends as may be declared by the Board of Directors out of funds legally available therefor. On liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive pro rata the net assets of the Company remaining after the payment of all creditors and liquidation preferences, if any. All issued and outstanding shares of Common Stock are, and the shares offered hereby by the Company, when issued and paid for, will be validly issued, fully paid and nonassessable.

PREFERRED STOCK

    The Company's Board of Directors is authorized, subject to any limitations prescribed by law, from time to time to issue up to an aggregate of 1,000,000 shares of Preferred Stock in one or more series, each of such series to have such voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights, and such qualifications, limitations or restrictions thereof, as shall be determined by the Board of Directors in a resolution or resolutions providing for the issue of such Preferred Stock. Thus, any series, may, if so determined by the Board of Directors, have full voting rights with the Common Stock or superior or limited voting rights, be convertible into Common Stock or another security of the Company, and have such other relative rights, preferences and limitations as the Company's Board of Directors shall determine. As a result, any class or series of Preferred Stock could have rights which would adversely affect the rights of the holders of the Common Stock. The shares of any class or series of Preferred Stock need not be identical. The Company has no present intention to issue any of its authorized shares of Preferred Stock. However, the issuance of a new series of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions or other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or discouraging a third party from acquiring, a majority of the outstanding voting stock of the Company.

WARRANTS AND REGISTRATION RIGHTS

    The Company sold to certain representatives of the underwriters in the initial public offering (the "IPO Representatives") warrants (the "IPO Representatives' Warrants") to purchase up to 206,925 shares of Common Stock at an exercise price equal to $12.00 (subject to adjustment under specified circumstances) per share. The IPO Representatives' Warrants, which are not transferable (other than to officers or partners of the IPO Representatives), are exercisable for a period of four years beginning December 15, 1994.

    The IPO Representatives' Warrants provide certain rights with respect to the registration under the Securities Act of up to 206,925 shares of Common Stock issuable upon exercise thereof. The holders of the shares issuable upon exercise of the IPO Representatives' Warrants may require the Company to file a registration statement under the Securities Act with respect to such shares. Under the terms of the IPO Representatives' Warrants, Sutro & Co. Incorporated has the right to be the underwriter of any such demand registration requested to be in the form of an underwritten offering. In addition, if the Company registers any of its Common Stock either for its own account or for the account of other security holders, the holders of the shares issuable upon exercise of the IPO Representatives' Warrants are entitled to include their shares of Common Stock in the registration. One of the IPO Representatives, through an affiliate, has elected to participate in the offering.

    In connection with the acquisition of B&B, the Company and the prior stockholders of B&B (the "Prior B&B Stockholders") entered into a Registration Rights Agreement (the "B&B Registration Agreement") with respect to the 60,000 shares of Common Stock delivered to the Prior B&B Stockholders in partial payment of the purchase price. The B&B Registration Agreement provides, subject to certain limitations, that if the Company registers any of its Common Stock for its own account or for the account of other security holders, the Prior B&B Stockholders are entitled to include their shares of Common Stock in the registration. The Prior B&B Stockholders have elected not to participate in the offering.

CERTAIN CHARTER AND BYLAW PROVISIONS

    The Company's Certificate of Incorporation and By-Laws contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the Board of Directors of the Company and in the policies formulated by the Board of Directors and to delay, defer or prevent a change in control of the Company if the Board determines that such a change in control is not in the best interest of the Company and its stockholders. These provisions could have the effect of discouraging certain attempts to acquire the Company or remove incumbent management even if some or a majority of the Company's stockholders deemed such an attempt to be in the Company's best interest.

    Pursuant to the Certificate of Incorporation and By-Laws of the Company, the Board of Directors of the Company is divided into three classes serving staggered three year terms. Directors can be removed from office only for cause and only by the affirmative vote of a majority of the voting power of the then outstanding shares of capital stock of the Company entitled to vote generally in the election of directors. Management believes that these provisions (the "Provisions"), taken together, reduce the possibility that a third party could effect a change in the composition of the Board of Directors of the Company without the support of the incumbent board. The Provisions, however, may have significant effects on the ability of stockholders of the Company to change the composition of the incumbent board, to benefit from transactions which are opposed by the incumbent board, to assume control of the Company or effect a fundamental corporate transaction such as a merger. Nevertheless, although the Company has not experienced any problems in the past with the continuity or stability of the board, management believes that the Provisions help assure the continuity and stability of the Company's policies in the future, since the majority of the directors at any time will have prior experience as directors of the Company.

    The Certificate of Incorporation provides that so long as the Company has a class of capital stock registered under the Securities Exchange Act of 1934, all stockholder action must be effected at a duly called meeting, and not by a consent in writing. The Certificate of Incorporation also prohibits any stockholder from directly calling a special meeting of stockholders of the Company.

    The Certificate of Incorporation authorizes and the By-Laws establish procedures, including advance notice procedures, with regard to the nomination, other than by or at the direction of the Board of Directors, of candidates for election as directors and with regard to certain matters to be brought before meetings of stockholders of the Company. In general, notice must be received by the Company not less than 60 days nor more than 90 days prior to the meeting and must contain certain specified information concerning the stockholder submitting the proposal and the persons to be nominated or the matters to be brought before the meeting. In addition, the By-Laws require that any such nomination of candidate for election as a director be accompanied by a petition signed by at least 100 record holders of capital stock entitled to vote generally in the election of directors, representing in the aggregate 1% or more of the outstanding capital stock entitled to vote thereon. Such procedures also authorize regulation of the order of business and conduct of stockholder meetings, the authority of the presiding officer and attendance at such meetings.

    The Certificate of Incorporation also contains supermajority voting provisions intended to protect the Company's stockholders from certain possible abuses in connection with unsolicited attempts to gain control of the Company. These provisions require the affirmative vote of the holders of 80% of the outstanding shares of capital stock of the Company entitled to vote generally in the election of directors to approve a "Business Combination" (a broadly defined term which includes mergers and other major corporate transactions) involving the Company and a Related Person (as defined below). The special voting requirements do not apply if the "continuing directors" (as defined in the Certificate of Incorporation) approve the Business Combination or the transaction in which a person becomes a Related Person. A "Related Person" is defined as any individual, corporation, partnership, unincorporated association or other person or entity, together with its affiliates and associates, which beneficially owns (as defined in the Certificate of Incorporation) 5% or more of the Company's outstanding voting stock but does not include persons and their affiliates and associates who beneficially owned 5% or more of the Company's outstanding voting stock on April 1, 1994. The Board of Directors is permitted pursuant to the Certificate of Incorporation to consider special factors, such as employee welfare and the future prospects of the Company, when evaluating proposed tender or exchange offers or Business Combinations. The affirmative vote of 80% of the outstanding shares of capital stock entitled to vote generally in the election of directors, excluding shares beneficially owned by a Related Person, is required to amend the provisions referred to above relating to the approval of Business Combinations.

    The requirement of a supermajority vote to approve Business Combinations could enable a minority of the Company's stockholders to exercise veto powers over such transactions. The Company's executive officers and directors will retain beneficial ownership of approximately 23% of the Company's Common Stock outstanding after the offering (assuming the Underwriters' over-allotment options are not exercised).

    The Certificate of Incorporation provides that no director of the Company shall be liable to the Company or its stockholders for monetary damages for any breach of fiduciary duty, except to the extent otherwise required by Delaware General Corporation Law ("DGCL"). This provision does not prevent stockholders from obtaining injunctive or other equitable relief against directors nor does it shield directors from liability under federal or state securities laws.

DELAWARE ANTITAKEOVER LAW

    Generally, under Section 203 of the DGCL (the "Delaware antitakeover law"), certain "business combinations" between a Delaware corporation and an "interested stockholder" are prohibited for a three year period following the date such stockholder became an interested stockholder, unless: (i) the corporation has elected in its certificate of incorporation not to be governed by the Delaware antitakeover law; (ii) the business combination was approved by the board of directors of the corporation before the other party to the business combination became an interested stockholder; (iii) upon consummation of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan); or (iv) the business combination was approved by the board of directors of the corporation and ratified by two thirds of the voting stock which the interested stockholder did not own. The three-year prohibition also does not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of certain extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors. The term "business combination" is defined generally to include mergers or consolidations between a Delaware corporation and an "interested stockholder," transactions with an "interested stockholder" involving the assets or stock of the corporation or its majority-owned subsidiaries and transactions which increase an interested stockholder's percentage ownership of stock. The term "interested stockholder" is defined generally as those stockholders who become beneficial owners of 15% or more of a Delaware corporation's voting stock. The Company has elected in its Certificate of Incorporation not to be governed by the Delaware antitakeover law.

TRANSFER AGENT AND REGISTRAR

    The Transfer Agent and Registrar for the Common Stock is The First National Bank of Boston.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Upon completion of this offering, based upon the number of shares outstanding as of April 17, 1997, the Company will have 8,801,287 shares of Common Stock outstanding. Of these shares, all but 2,054,300 shares will be freely tradeable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"), except for any shares purchased by an "affiliate" of the Company as that term is defined in Rule 144 under the Securities Act (an "Affiliate"). Any shares purchased in this offering or in the open market by an Affiliate may not be resold except pursuant to an effective registration statement filed by the Company or an applicable exemption from registration, including an exemption under Rule 144.

    The Company's 1993 Equity Incentive Plan and 1993 Stock Option Plan for Non-Employee Directors (collectively, the "Plans") allow it to issue options and other awards covering up to an aggregate of 500,000 shares of Common Stock to its directors, employees and consultants, of which options for 307,900 shares are currently issued and outstanding, subject to vesting, and of which 1,000 shares of restricted stock are issued and outstanding and subject to forfeiture restrictions. The Company previously filed a registration statement under the Securities Act to register shares of Common Stock reserved for issuance under the Plans. Subject to the volume limitations applicable to Affiliates under Rule 144 and the Lock-up Agreements described below, the shares registered under such registration statement are available for sale in the open market, except to the extent that such shares are subject to vesting restrictions with the Company.

    The Company's Board of Directors has recently approved the 1997 Equity Incentive Plan which will allow the Company to issue to its directors, employees and consultants options and other awards covering up to an aggregate of 5% of the shares of Common Stock outstanding following the consummation of this offering. The 1997 Plan is subject to approval by the Company's Stockholders at their annual meeting. Pending such approval, the Company has authorized the issuance of 54,296 shares of restricted stock and options to purchase 84,100 shares of Common Stock to certain employees and intends to file a registration statement under the Securities Act to register the shares of Common Stock reserved for issuance under the Plan.

    In general, under Rule 144 (as amended effective as of April 29, 1997), a person, including an Affiliate, who has beneficially owned restricted securities for at least one year is entitled to sell, within any three-month period, a number of such shares that does not exceed the greater of (i) 1% of the then outstanding shares of Common Stock or (ii) the average weekly trading volume in the Common Stock during the four calendar weeks preceding the date on which notice of such sale is filed, provided that certain requirements concerning availability of public information, manner of sale and notice of sale are satisfied. In addition, under Rule 144(k), a person who is not an Affiliate and has not been an Affiliate for at least three months prior to the sale and who has beneficially owned restricted securities for at least two years is entitled to sell such shares immediately without compliance with the foregoing requirements of Rule 144. In meeting the one- and two-year holding periods described above, a holder of restricted securities can include the holding periods of a prior owner who was not an Affiliate. The one- and two-year holding periods do not begin to run until the full purchase price or other consideration is paid by the person acquiring the restricted securities from the issuer or an Affiliate.

    The Company, its executive officers, directors, and certain employees, certain of the Selling Stockholders and the Prior B&B Stockholders, who in the aggregate hold 2,455,162 shares of Common Stock, have agreed for a period of 180 days after the date of this Prospectus not to sell or otherwise dispose of any shares of Common Stock or securities convertible into or exchangeable for Common Stock without the prior written consent of the Representatives except for: (i) the sale of the shares hereunder; (ii) the issuance by the Company of Common Stock pursuant to the exercise of options under the Company's equity based plans; (iii) the grant by the Company of stock options after the date of this Prospectus under the Company's equity based plans; or (iv) transfers by gift, will or intestacy or to immediate family members, provided that the transferee agrees to the same limitations. In addition, the IPO Representative that is not selling in this offering has agreed for a period of 180 days after the date of this Prospectus not to dispose of any shares of Common Stock underlying its IPO Representative Warrant without the prior written consent of the Representatives. See "Underwriting."

    The Prior B&B Stockholders and the IPO Representatives are entitled to certain registration rights. See "Description of Capital Stock--Warrants and Registration Rights."

    No prediction can be made as to the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price of the Common Stock prevailing from time to time. Sales of significant amounts of the Common Stock in the public market could adversely affect the market price of the Common Stock.

                                  UNDERWRITING

    The Underwriters named below have severally agreed, subject to the terms and conditions of the Underwriting Agreement, to purchase from the Company and the Selling Stockholders the number of shares of Common Stock set forth opposite their respective names below. The Underwriters are committed to purchase and pay for all such shares if any are purchased.

                                                                                   NUMBER OF
UNDERWRITER                                                                          SHARES
---------------------------------------------------------------------------------  ----------
Tucker Anthony Incorporated......................................................     415,000
Robert W. Baird & Co. Incorporated...............................................     415,000
The Robinson-Humphrey Company, Inc...............................................     415,000
Bear, Stearns & Co. Inc..........................................................      45,000
Cowen & Company..................................................................      45,000
A. G. Edwards & Sons, Inc........................................................      45,000
Goldman, Sachs & Co..............................................................      45,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated...............................      45,000
PaineWebber Incorporated.........................................................      45,000
Prudential Securities Incorporated...............................................      45,000
Smith Barney Inc.................................................................      45,000
Sutro & Co. Incorporated.........................................................      45,000
Adams, Harkness & Hill, Inc......................................................      25,000
Brean Murray & Co., Inc..........................................................      25,000
First of Michigan Corporation....................................................      25,000
Friedman, Billings, Ramsey & Co., Inc............................................      25,000
Furman Selz LLC..................................................................      25,000
Gabelli & Company, Inc...........................................................      25,000
Janney Montgomery Scott Inc......................................................      25,000
Legg Mason Wood Walker, Incorporated.............................................      25,000
McDonald & Company Securities, Inc...............................................      25,000
Morgan Keegan & Company, Inc.....................................................      25,000
Needham & Company, Inc...........................................................      25,000
Rauscher Pierce Refsnes, Inc.....................................................      25,000
Raymond James & Associates, Inc..................................................      25,000
Unterberg Harris.................................................................      25,000
                                                                                   ----------
      Total......................................................................   2,000,000
                                                                                   ----------
                                                                                   ----------

    The Underwriters have advised the Company and the Selling Stockholders that they propose to offer the Common Stock to the public on the terms set forth on the cover page of this Prospectus. The Underwriters may allow selected dealers a concession of not more than $0.65 per share, and the Underwriters may allow, and such dealers may re-allow, a concession of not more than $0.10 per share to certain other dealers. After the public offering, the price and concessions and reallowances to dealers may be changed by the Underwriters. The Common Stock is offered subject to receipt and acceptance by the Underwriters and to certain other conditions, including the right to reject orders in whole or in part.

    The Company has granted the Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to a maximum of 300,000 additional shares of Common Stock to cover overallotments, if any. If the Underwriters exercise such option, the Underwriters have severally agreed, subject to certain conditions, to purchase such additional shares in approximately the same proportion as set forth in the foregoing table. The Underwriters may exercise such option only to cover over-allotments, if any, in connection with this offering.

    The Underwriters have informed the Company that they do not expect to make any sales to accounts over which the Underwriters exercise discretionary authority.

    The Underwriting Agreement provides that the Company and the Selling Stockholders will indemnify the several Underwriters against certain liabilities, including civil liabilities under the Securities Act, or will contribute to payments the Underwriters may be required to make in respect thereof.

    The Company, its executive officers, directors, and certain employees, the Selling Stockholders and the Prior B&B Stockholders have agreed not to offer, sell or otherwise dispose of any shares of Common Stock or any equity securities or securities convertible into or exchangeable for equity securities or any options, rights or warrants with respect to any equity securities for a period of 180 days after the date of this Prospectus without the prior written consent of the Underwriters except for: (i) the sale of the shares hereunder; (ii) the issuance by the Company of Common Stock pursuant to the exercise of options under the Company's equity based plans; (iii) the grant by the Company of stock options after the date of this Prospectus under the Company's equity based plans; or (iv) transfers by gift, will or intestacy or to immediate family members, provided that the transferee agrees to the same limitations. See "Shares Eligible for Future Sale."

    The Representatives, on behalf of the Underwriters, may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specific maximum. Syndicate covering transactions involve purchases of the Securities in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the Representatives to reclaim a selling concession from a syndicate member when the Securities originally sold by such syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the Securities to be higher than it would otherwise be in the absence of such transactions. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

    The validity of the shares of Common Stock offered by the Company hereby will be passed upon for the Company by Ropes & Gray, Boston, Massachusetts, who has acted as counsel to the Company in connection with the offering. Certain legal matters will be passed upon for the Underwriters by Peabody & Brown, Boston, Massachusetts.

                                    EXPERTS

    The financial statements and schedule of the Company at December 31, 1995 and 1996, and for each of the three years in the period ended December 31, 1996, appearing in this Prospectus and the related Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein and in such Registration Statement, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

    The Company is subject to the reporting requirements of the Exchange Act and in accordance therewith files annual and quarterly reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company with the Commission pursuant to the informational requirements of the Exchange Act may be inspected and copied at the public reference facilities maintained by the Commission at 450

Fifth Street, N.W., Room 1024, Judiciary Plaza, Washington, D.C. 20549, as well as at the Commission's Regional Offices at 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding the Company; the address of such site is http:// www.sec.gov. The Company's Common Stock is quoted on the Nasdaq National Market. Reports, proxy and information statements and other information concerning the Company can also be inspected at the National Association of Securities Dealers, Inc. at 1735 K Street, N. W., Washington, D.C. 20006.

    The Company has filed with the Commission a Registration Statement on Form S-3 (including all amendments and exhibits thereto, the "Registration Statement") under the Securities Act with respect to the Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, omits certain of the information contained in the Registration Statement and the exhibits and schedules thereto on file with the Commission pursuant to the Securities Act and the rules and regulations of the Commission thereunder. For further information with respect to the Company and its Common Stock, reference is made to the Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus regarding the contents of any agreement or other document filed as an exhibit to the Registration Statement are not necessarily complete, and in each instance reference is made to the copy of such agreement filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. The Registration Statement, including the exhibits and schedules thereto, can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at certain of its Regional Offices at 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents filed with the Securities and Exchange Commission (the "Commission") pursuant to the Exchange Act are incorporated by reference in this Prospectus: (i) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996 as filed with the Commission on March 26, 1997 (ii) the Company's Proxy Statement dated May 8, 1996 and (iii) the description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A filed under Section 12 of the Exchange Act, including any amendment or report updating such description. All documents filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, after the initial filing of the Registration Statement and prior to the termination of this offering, shall be deemed to be incorporated by reference herein and to be a part hereof from the respective dates of the filing of such documents.

    Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon written or oral request of any such person, a copy of any and all of such documents (other than exhibits to such documents which are not specifically incorporated by reference into such documents). Requests for such copies should be directed to the Chief Financial Officer, AFC Cable Systems, Inc., 55 Samuel Barnet Boulevard, New Bedford, MA 02745 (Telephone Number (508) 998-1131).

                         INDEX TO FINANCIAL STATEMENTS

ANNUAL FINANCIAL STATEMENTS OF THE COMPANY:

Report of Independent Auditors........................................................        F-2
Consolidated Balance Sheets--December 31, 1996 and 1995...............................        F-3
Consolidated Statements of Income--Years ended December 31, 1996, 1995 and 1994.......        F-4
Consolidated Statements of Shareholders' Equity--Years ended December 31, 1996, 1995
  and 1994............................................................................        F-5
Consolidated Statements of Cash Flows--Years ended December 31, 1996, 1995, and
  1994................................................................................        F-6
Notes to Financial Statements.........................................................        F-7

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
AFC Cable Systems, Inc.

    We have audited the accompanying consolidated balance sheets of AFC Cable Systems, Inc. as of December 31, 1996 and 1995 and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of AFC Cable Systems, Inc. at December 31, 1996 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                                               ERNST & YOUNG LLP

Providence, Rhode Island
February 14, 1997

                            AFC CABLE SYSTEMS, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                                                                    DECEMBER 31,
                                                                                                --------------------
                                                                                                  1995       1996
                                                                                                ---------  ---------

                                                                                                   (IN THOUSANDS)
                                                       ASSETS
Current assets:
  Cash and cash equivalents (NOTE 3)..........................................................  $   2,090  $     980
  Marketable securities (NOTE 3)..............................................................     25,524     30,508
  Accounts receivable, net of allowance for doubtful accounts and sales allowances of $2,365
    in 1995 and $3,140 in 1996................................................................     20,575     23,919
  Inventories:
    Finished goods............................................................................     10,162     11,559
    Work-in-process...........................................................................      1,332      3,702
    Raw materials.............................................................................      7,868      5,665
                                                                                                ---------  ---------
                                                                                                   19,362     20,926
Current deferred taxes (NOTE 9)...............................................................        635        637
Other current assets..........................................................................      1,015      1,121
                                                                                                ---------  ---------
Total current assets..........................................................................     69,201     78,091
Property, plant and equipment:
  Land........................................................................................        510        510
  Buildings and improvements..................................................................      4,972      8,754
  Machinery and equipment.....................................................................     13,571     16,050
  Furniture and fixtures......................................................................      1,390      1,791
  Construction in progress....................................................................     --             83
                                                                                                ---------  ---------
                                                                                                   20,443     27,188
  Less accumulated depreciation...............................................................      7,331      9,482
                                                                                                ---------  ---------
Net property, plant and equipment.............................................................     13,112     17,706
Other long-term assets, net...................................................................      2,471      2,126
                                                                                                ---------  ---------
Total assets..................................................................................  $  84,784  $  97,923
                                                                                                ---------  ---------
                                                                                                ---------  ---------
                                        LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Current portion of long-term debt...........................................................  $  --      $     270
  Revolving credit note payable (NOTE 4)......................................................      6,925      2,000
  Accounts payable............................................................................     11,840     12,471
  Accrued expenses:
    Payroll and employee benefits.............................................................      1,426      2,506
    Other.....................................................................................        911      1,885
                                                                                                ---------  ---------
  Total accrued expenses......................................................................      2,337      4,391
                                                                                                ---------  ---------
Total current liabilities.....................................................................     21,102     19,132
Long-term debt (NOTE 4).......................................................................     --          3,300
Deferred income taxes (NOTE 9)................................................................      1,571      1,547
Other long-term liabilities...................................................................        800        954
Commitments and contingencies (NOTES 6 AND 7).................................................     --         --
Shareholders' equity (NOTE 8):
  Preferred stock, $.01 par value, 1,000,000 shares authorized, none issued...................     --         --
  Common stock, $.01 par value, 15,000,000 shares authorized, 7,333,750 and 7,335,025 shares
    issued and outstanding in 1995 and 1996, respectively.....................................         73         73
  Paid-in capital.............................................................................     47,918     48,011
  Other.......................................................................................         40        218
  Treasury stock, 2,488 and 4,825 shares in 1995 and 1996, respectively, at cost..............        (30)       (82)
  Retained earnings...........................................................................     13,310     24,770
                                                                                                ---------  ---------
Total shareholders' equity....................................................................     61,311     72,990
                                                                                                ---------  ---------
Total liabilities and shareholders' equity....................................................  $  84,784  $  97,923
                                                                                                ---------  ---------
                                                                                                ---------  ---------

                            See accompanying notes.

                            AFC CABLE SYSTEMS, INC.

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                                  YEARS ENDED DECEMBER 31,
                                                                             ----------------------------------
                                                                                1994        1995        1996
                                                                             ----------  ----------  ----------

                                                                              (IN THOUSANDS, EXCEPT PER SHARE
                                                                                           DATA)
Net sales..................................................................  $  114,386  $  139,483  $  161,868
Cost of goods sold.........................................................      82,497     107,087     118,487
                                                                             ----------  ----------  ----------
Gross profit...............................................................      31,889      32,396      43,381
Selling, general and administrative expenses...............................      21,491      21,926      26,384
                                                                             ----------  ----------  ----------
Income from operations.....................................................      10,398      10,470      16,997
Other income (expense):
  Interest expense.........................................................        (176)       (614)       (728)
  Investment income........................................................          80       3,001       2,339
  Other, net...............................................................         160          39         (48)
                                                                             ----------  ----------  ----------
                                                                                     64       2,426       1,563
                                                                             ----------  ----------  ----------
Income before income taxes.................................................      10,462      12,896      18,560
Income taxes (NOTE 9)......................................................       4,269       4,791       7,100
                                                                             ----------  ----------  ----------
Net income.................................................................  $    6,193  $    8,105  $   11,460
                                                                             ----------  ----------  ----------
                                                                             ----------  ----------  ----------
Earnings per common share..................................................  $     1.12  $     1.12  $     1.54
                                                                             ----------  ----------  ----------
                                                                             ----------  ----------  ----------
  Average shares outstanding and common stock equivalents..................   5,527,078   7,234,075   7,421,179

                            See accompanying notes.

                            AFC CABLE SYSTEMS, INC.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                                                              RETAINED
                                                                                                              EARNINGS
                                                             COMMON       PAID-IN               TREASURY    (ACCUMULATED
                                                              STOCK       CAPITAL     OTHER       STOCK       DEFICIT)      TOTAL
                                                          -------------  ---------  ---------  -----------  ------------  ---------

                                                                                       (IN THOUSANDS)
Balance at December 31, 1993............................    $      52    $  22,734  $  --       $  --        $     (988)  $  21,798

Net income for 1994.....................................       --           --         --          --             6,193       6,193
Proceeds from issuance of 219,250 shares of common
  stock.................................................            2        2,039     --          --            --           2,041
Grant of restricted stock (Note 8)......................            1          869       (670)     --            --             200
Issuance of 15,000 shares of common stock in connection
  with Kaf-Tech purchase................................       --              200     --          --            --             200
Adjustment to unrealized gains (losses) on
  available-for-sale securities, net of tax.............       --           --            (74)     --            --             (74)
Other...................................................       --               29     --          --            --              29
                                                                  ---    ---------  ---------         ---   ------------  ---------
Balance at December 31, 1994............................           55       25,871       (744)     --             5,205      30,387

Net income for 1995.....................................       --           --         --          --             8,105       8,105
Proceeds from issuance of 1,762,500 shares of common
  stock.................................................           18       21,906     --          --            --          21,924
Repurchase of restricted stock, net.....................       --           --         --             (30)       --             (30)
Amortization of compensation (Note 8)...................       --           --            191      --            --             191
Exercise of stock options (Note 8)......................       --              140     --          --            --             140
Adjustment to unrealized gains (losses) on
  available-for-sale securities, net of tax.............       --           --            593      --            --             593
Other...................................................       --                1     --          --            --               1
                                                                  ---    ---------  ---------         ---   ------------  ---------
Balance at December 31, 1995............................           73       47,918         40         (30)       13,310      61,311

Net income for 1996.....................................       --           --         --          --            11,460      11,460
Repurchase of restricted stock, net.....................       --           --         --             (52)       --             (52)
Amortization of compensation (Note 8)...................       --           --            189      --            --             189
Cancellation of 25,900 restricted shares................       --             (276)       276      --            --          --
Exercise of stock options and related tax benefit (Note
  8)....................................................       --              369     --          --            --             369
Adjustment to unrealized gains (losses) on
  available-for-sale securities, net of tax.............       --           --           (287)     --            --            (287)
                                                                  ---    ---------  ---------         ---   ------------  ---------
Balance at December 31, 1996............................    $      73    $  48,011  $     218   $     (82)   $   24,770   $  72,990
                                                                  ---    ---------  ---------         ---   ------------  ---------
                                                                  ---    ---------  ---------         ---   ------------  ---------

                            See accompanying notes.

                            AFC CABLE SYSTEMS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                       YEARS ENDED DECEMBER 31,
                                                                                    -------------------------------
                                                                                      1994       1995       1996
                                                                                    ---------  ---------  ---------

                                                                                            (IN THOUSANDS)
OPERATING ACTIVITIES
Net income........................................................................  $   6,193  $   8,105  $  11,460
Adjustments to reconcile net income to net cash provided by operating activities:
  Depreciation....................................................................      1,450      1,860      2,235
  Amortization of intangibles.....................................................         22        195        776
  Net gain on sale of property, plant and equipment...............................     --         --            (54)
  Net gain realized on available-for-sale securities..............................     --         (1,720)      (618)
  Deferred income taxes...........................................................       (363)        12         77
  Provision for bad debts.........................................................        173         76        263
  Provision for sales allowances..................................................        330        480        719
  Compensation expense for restricted stock and compensatory options..............        200        292        239
  Increase (decrease) in cash arising from changes in assets and liabilities:
    Accounts receivable...........................................................     (4,642)    (2,694)    (4,326)
    Inventories...................................................................     (3,483)    (6,732)    (1,564)
    Other current assets..........................................................       (625)      (289)      (106)
    Other long-term assets........................................................     --           (996)      (431)
    Accounts payable..............................................................      4,344        899        631
    Accrued payroll and employee benefits.........................................        552        (80)     1,030
    Other accrued liabilities.....................................................        247       (703)       974
    Long-term liabilities.........................................................     --         --            154
                                                                                    ---------  ---------  ---------
Net cash provided by (used in) operating activities...............................      4,398     (1,295)    11,459
INVESTING ACTIVITIES
Purchase of Kaf-Tech, including expenses (NOTE 2).................................     (4,840)    --         --
Capital expenditures..............................................................     (3,589)    (2,340)    (6,970)
Proceeds from sale of property, plant and equipment...............................     --         --            195
Purchase of available-for-sale securities.........................................       (584)   (44,907)   (29,063)
Proceeds from sale of available-for-sale securities...............................     --         22,601     24,349
Purchase of patents, intangibles and other........................................        (91)    --         --
                                                                                    ---------  ---------  ---------
Net cash used in investing activities.............................................     (9,104)   (24,646)   (11,489)
FINANCING ACTIVITIES
Proceeds from revolving line of credit borrowings.................................     49,585     52,948     60,615
Repayments of revolving line of credit borrowings.................................    (47,335)   (49,523)   (65,540)
Proceeds from term loan...........................................................     --         --          3,200
Repayment of term loan............................................................     --         --         (3,200)
Proceeds from long-term debt......................................................     --         --          3,570
Proceeds from issuance of common stock............................................      2,041     22,065        327
Purchase of treasury stock........................................................     --            (30)       (52)
                                                                                    ---------  ---------  ---------
Net cash provided by (used in) financing activities...............................      4,291     25,460     (1,080)
                                                                                    ---------  ---------  ---------
Net decrease in cash and cash equivalents.........................................       (415)      (481)    (1,110)
Cash and cash equivalents at beginning of year....................................      2,986      2,571      2,090
                                                                                    ---------  ---------  ---------
Cash and cash equivalents at end of year..........................................  $   2,571  $   2,090  $     980
                                                                                    ---------  ---------  ---------
                                                                                    ---------  ---------  ---------
Supplemental schedule of cash flow information:
  Cash paid during the year for interest..........................................  $     157  $     614  $     814
                                                                                    ---------  ---------  ---------
                                                                                    ---------  ---------  ---------
  Cash paid during the year for income taxes......................................  $   4,500  $   5,863  $   6,058
                                                                                    ---------  ---------  ---------
                                                                                    ---------  ---------  ---------

                            See accompanying notes.

                            AFC CABLE SYSTEMS, INC.

                         NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1996 AND 1995

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS

    AFC Cable Systems, Inc. (the Company) is a manufacturer of electrical distribution products, including prewired armored cable, flexible conduit and modular wiring systems used in the nonresidential construction electrical wiring industry. The Company's customers primarily consist of electrical supply wholesalers located throughout the United States. The Company performs credit evaluations on all new customers and generally does not require collateral. Credit losses are provided for in the financial statements and consistently have been within management's expectations.

CONSOLIDATION

    The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated.

CASH EQUIVALENTS

    Cash equivalents are defined as all short-term, highly-liquid investments with an original maturity of three months or less.

MARKETABLE SECURITIES

    Management determines the appropriate classification of marketable securities at the time of purchase and reevaluates such designation as of each balance sheet date. All debt and equity securities have been classified as available-for-sale.

    Available-for-sale securities are carried at fair value based on quoted market prices, with the unrealized gains and losses, net of tax, reported in a separate component of shareholders' equity. The amortized cost of debt securities in this category is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in investment income. Realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities are included in investment income. The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available-for-sale are included in investment income.

INVENTORIES

    Inventories are stated at the lower of cost or market. Cost is determined on a first-in, first-out (FIFO) basis.

PROPERTY, PLANT AND EQUIPMENT AND DEPRECIATION

    Property, plant and equipment are stated at cost. Depreciation is computed on the straight-line method over the estimated lives of the assets as follows:

Buildings and improvements..................  5 to 30 years
Machinery and equipment.....................  3 to 10 years
Furniture and fixtures......................  5 to 10 years

                            AFC CABLE SYSTEMS, INC.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INTANGIBLE ASSETS

    Intangible assets consist primarily of the excess cost over the fair value of assets acquired in the purchase of Kaf-Tech, Inc. (see Note 2). Intangible assets are being amortized using the straight-line method over periods of four to forty years.

SELF-INSURANCE

    The Company is self-insured for its employee health and workers' compensation plans. The plans, which are administered by insurance companies, contain certain stop loss provisions that limit the Company's liability in the event of catastrophic losses. Claims are accrued for as incurred based on available claim information and management's estimate of claims incurred but not yet reported.

SALES RECOGNITION

    The Company recognizes sales when goods are shipped to the customer.

EARNINGS PER SHARE

    Earnings per share are based upon the weighted average number of common shares and common equivalent shares outstanding during the year. Common equivalent shares result from the assumed exercise of outstanding stock options and warrants that have a dilutive effect when applying the treasury stock method.

STOCK COMPENSATION

    The Company accounts for its stock compensation arrangements under the provisions of APB 25, "Accounting for Stock Issued to Employees."

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

    In October 1996, the Accounting Standards Executive Committee issued Statement of Position (SOP) 96-1, "Environmental Remediation Liabilities." The overall objective of the SOP is to improve and narrow the way existing accounting guidance is applied to the recognition of the costs of environmental remediation, including the clean-up of superfund sites. The new rules are effective for fiscal years beginning after December 15, 1996, and are not expected to have a material impact on the Company upon implementation in 1997.

USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

ADVERTISING COSTS

    Advertising costs are expensed as incurred and were $722,000, $854,000 and $950,000 in 1994, 1995 and 1996, respectively.

                            AFC CABLE SYSTEMS, INC.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
RECLASSIFICATION

    Certain reclassifications were made to the 1995 and 1994 financial statements in order that they may be consistent with the 1996 presentation.

2. ACQUISITION

    On September 30, 1994, the Company acquired certain assets constituting the business of Florida-based Kaf-Tech, Inc., a manufacturer and distributor of electrical conduit and armored cables. The assets acquired consist of inventories, receivables, machinery, tooling, and intangible assets. The purchase price of approximately $4.9 million consisted of cash of $4.7 million and 15,000 shares of the Common Stock of the Company.

    The pro forma statement of income assuming the assets of Kaf-Tech had been acquired at the beginning of 1994, is as follows:

                                                                                  YEAR ENDED
                                                                                 DECEMBER 31,
                                                                                     1994
                                                                                --------------
                                                                                (IN THOUSANDS)

Net sales.....................................................................   $    121,052
Cost of goods sold............................................................         87,512
                                                                                --------------
Gross profit..................................................................         33,540
Selling, general and administrative expenses..................................         22,731
                                                                                --------------
Income from operations........................................................         10,809
Other income (expense):
  Interest expense............................................................           (353)
  Interest income.............................................................             80
  Other, net..................................................................            175
                                                                                --------------
  Income before income taxes..................................................         10,711
Income taxes..................................................................          4,371
                                                                                --------------
Net income....................................................................   $      6,340
                                                                                --------------
                                                                                --------------
Earnings per common share.....................................................   $       1.14
                                                                                --------------
                                                                                --------------
Average shares outstanding and common stock equivalents (1)...................      5,538,328

------------------------

(1) Adjusted for issuance of 15,000 shares of the Company included in purchase price.

    The above pro forma information does not purport to represent the Company's results of operations that would have been attained had the acquisition of the Kaf-Tech assets in fact occurred at the beginning of the period indicated or to project the Company's results for any future periods.

                            AFC CABLE SYSTEMS, INC.

3. MARKETABLE SECURITIES

    The following is a summary of securities held by the Company. All securities are classified as available-for-sale.

                                                                               GROSS         GROSS
                                                                            UNREALIZED    UNREALIZED   ESTIMATED FAIR
                                                                  COST         GAINS        LOSSES         VALUE
                                                                ---------  -------------  -----------  --------------
                                                                                   (IN THOUSANDS)
December 31, 1995
Mutual funds included in cash equivalents.....................  $   3,351    $  --         $    (184)    $    3,167
                                                                ---------        -----         -----        -------
                                                                ---------        -----         -----        -------
U.S. corporate debt securities................................  $   4,456    $     161     $  --         $    4,617
U.S. Treasury securities and obligations of U.S. Government
  agencies....................................................      8,123           90        --              8,213
Equity securities.............................................     12,133          561        --             12,694
                                                                ---------        -----         -----        -------
Total included in investments.................................  $  24,712    $     812     $  --         $   25,524
                                                                ---------        -----         -----        -------
                                                                ---------        -----         -----        -------
December 31, 1996
U.S. corporate debt securities................................  $   1,509    $      92     $  --         $    1,601
U.S. Treasury securities and obligations of U.S. Government
  agencies....................................................     26,193           52            (6)        26,239
Equity securities.............................................      2,576          168           (76)         2,668
                                                                ---------        -----         -----        -------
Total included in investments.................................  $  30,278    $     312     $     (82)    $   30,508
                                                                ---------        -----         -----        -------
                                                                ---------        -----         -----        -------

    U.S. corporate debt securities mature within the year and U.S. Treasury securities generally mature within the year. Expected maturities will differ from contractual maturities because the issuers of the securities may have the right to prepay obligations without prepayment penalties. Realized gains and (losses) included in investment income amounted to $1,720,000 in 1995 and $859,000 and $(241,000) in 1996.

4. SHORT AND LONG-TERM DEBT

REVOLVING CREDIT NOTE PAYABLE

    During 1996, the Company entered into an unsecured revolving line of credit agreement which provides for direct borrowings of up to $25,000,000 of which up to $10,000,000 is available, without the lender's prior consent, for business acquisitions. The line of credit agreement provides for letter of credit borrowings of up to $3,000,000, of which $816,000 is outstanding at December 31, 1996. A monthly fee based on the unused portion of credit is payable under the agreement.

    Borrowings under the line of credit are available at interest rates equal to either the lender's base rate or the Eurodollar rate plus one half of one percent to one and one quarter of one percent for a fixed period of one, two, three or six months. The Company has the option of electing the applicable rate upon notification to the lender and as a result, portions of the outstanding balance accrue interest at different rates. The weighted average rate of outstanding short-term borrowing is 6.3% at December 31, 1996. The carrying value of the line of credit approximates fair value.

    The line of credit contains certain restrictive covenants, which require that the Company maintain minimum levels of tangible capital funds and meet other specified ratio requirements.

                            AFC CABLE SYSTEMS, INC.

4. SHORT AND LONG-TERM DEBT (CONTINUED)
LONG-TERM DEBT

    During 1996, the Company received the proceeds from the issuance of $3.57 million in Industrial Revenue Bonds ("IRBs") through the Massachusetts Industrial Finance Agency for the purpose of acquiring and refurbishing a 99,000 square-foot manufacturing facility in New Bedford, Massachusetts, which secures the IRBs. The IRBs mature on July 24, 2016, and carry an average interest rate of approximately 3.5% adjustable on a weekly basis. Additionally, an annual fee of 1.0% on the letter of credit securing the bonds ($3.6 million at December 31, 1996) will be paid to the bank acting as a trustee in the issuance of the bonds. The Company has the right to convert from the weekly interest rate to a fixed rate established at the time of conversion. The bonds are payable in 19 annual installments of $180,000 with a final payment of $150,000 due at maturity funded through monthly payments of $15,000 to the trustee over the twelve months preceding the installment due dates. At December 31, 1996, $3.3 million of the total was classified as long-term debt. The carrying value of the bonds approximates market at December 31, 1996.

5. EMPLOYEE BENEFIT PLANS

    The Company sponsors a Supplemental Executive Retirement Plan ("the Plan") for senior management. The Plan is a defined contribution plan whereby participant accounts are credited in an amount equal to a percent, determined by the Company, of each participant's compensation plus the participant's allocable share of net earnings of the Plan. At December 31, 1996, the Company has assets (market value of $900,000), segregated in a trust, available to meet the obligations of the Plan. Expenses for this plan were approximately $400,000, $190,000, and $276,000, for the years ended December 31, 1994, 1995, and 1996, respectively. The total liability under the plan at December 31, 1996, is approximately $976,000.

    The Company also has five defined contribution (401(k)) plans covering substantially all employees. Contributions to the plans are based on a percentage of the employee's compensation. The Company also participates in a multi-employer defined contribution plan covering certain union employees. The Company's expense under the 401(k) and multi-employer plans was approximately $336,000, $437,000, and $449,000 for the years ended December 31, 1994, 1995, and 1996, respectively.

6. COMMITMENTS

    The Company has various operating lease agreements for buildings and equipment extending through December 2006. The following is a schedule of the future minimum rental payments due under these leases:

                                                                                (IN THOUSANDS)
1997..........................................................................    $    2,758
1998..........................................................................         2,222
1999..........................................................................         1,587
2000..........................................................................         1,357
2001..........................................................................         1,236
Thereafter....................................................................         3,339
                                                                                     -------
                                                                                  $   12,499
                                                                                     -------
                                                                                     -------

                            AFC CABLE SYSTEMS, INC.

6. COMMITMENTS (CONTINUED)
    Rent expense amounted to $1,543,000, $3,088,056, and $3,738,390, in 1994,
1995, and 1996, respectively.

    In the normal course of business, the Company enters into purchase agreements with certain raw material vendors. At December 31, 1996, the Company has agreed to purchase approximately 100% of the 1997 copper usage from two vendors.

7. CONTINGENCIES

    The Company is a defendant in certain claims that relate to matters that occurred prior to the present ownership. In accordance with the purchase and sale agreement of the Company, the prior owner has indemnified the Company for such claims and, accordingly, the matters are being defended by the prior owners and its insurance companies. Management is of the opinion that these claims relate to the prior owners and therefore will not have a material adverse effect on the Company's financial position or results of operations.

    Additionally, the Company is a party to one environmental matter and certain other legal proceedings not covered by the indemnification. In the environmental matter, a number of responsible parties entered into a consent decree with the EPA in 1991 and subsequently, such parties as plaintiffs have sought contribution from the Company, which was not named as a responsible party by the EPA. The Company has admitted that a predecessor of the business currently operated by the Company had disposed of a DE MINIMUS amount of waste at the site. On December 17, 1996, the United States District Court for the District of Massachusetts entered a judgment in favor of the Company with respect to this claim. The time period during which the Plaintiffs may file an appeal has not yet lapsed.

8. SHAREHOLDERS' EQUITY AND STOCK AWARD PLANS

    In the Company's Initial Public Offering in December 1993, the Company sold to the underwriters warrants to purchase up to 206,925 shares of Common Stock at an exercise price equal to $12.00 per share. Such warrants, which are generally not transferable, are exercisable for a period of four years beginning December 15, 1994.

    On February 9, 1995, the Company completed the issuance of 1,500,000 shares of Common Stock at a price of $13.50 per share. As part of this offering, the Company granted the underwriters an option to purchase a maximum of 262,500 additional shares to cover over-allotments, which was exercised on February 9, 1995.

    The Company has an Equity Incentive Plan under which the Company may grant stock options, stock appreciation rights, restricted stock and unrestricted stock awards, deferred stock awards and performance awards to key employees. The Company has reserved a total of 400,000 shares for issuance under this plan.

    Additionally, directors who are not employees of the Company may be awarded options for shares of Common Stock under the Directors' Stock Option Plan. A total of 100,000 shares of Common Stock have been reserved for issuance under the Directors' Plan.

    The options, under both plans, generally vest in equal installments over the five years subsequent to the date of grant, with the exception of 30,000 options granted in 1995 and 50,000 options granted in 1996 which vest over four years. The options expire ten years after the date of grant.

                            AFC CABLE SYSTEMS, INC.

8. SHAREHOLDERS' EQUITY AND STOCK AWARD PLANS (CONTINUED)
    The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123 (FAS No. 123), "Accounting for Stock-Based Compensation." Accordingly, compensation cost has been recognized in the financial statements only for stock options that are compensatory as defined under APB 25. Had compensation cost for the Company's two stock option plans been determined based on the fair value at the grant date for awards in 1995 and 1996 consistent with the provisions of FAS No. 123, the Company's net earnings and earnings per share would have been the pro forma amounts indicated below.

                                                                                           1995       1996
                                                                                         ---------  ---------
                                                                                            (IN THOUSANDS,
                                                                                           EXCEPT PER SHARE
                                                                                                DATA)
Net income, as reported................................................................  $   8,105  $  11,460
Net income, pro forma..................................................................      8,093     11,383

Earnings per common share, as reported.................................................  $    1.12  $    1.54
Earnings per common share, pro forma...................................................       1.12       1.54

    The fair value of the options was estimated at the date of grant using a Black-Scholes option pricing model. For 1995 and 1996 option grants with an expected life of four years, the following assumptions were used: risk-free interest rate of 5.8%; dividend yield of 0%; and a volatility factor of the expected market price of the Company's Common Stock of 0.40. For 1995 and 1996 option grants with an expected life of five years, the following assumptions were used: risk-free interest rate of 5.9%; dividend yield of 0%; and expected volatility of 0.40.

    The effects on pro forma net income and earnings per share of expensing the estimated fair value of stock options are not necessarily representative of the effects on reported net income for future years due to such things as the vesting period of the stock options and the potential for issuance of additional stock options in future years. Additionally, because FAS No. 123 is applicable only to options granted subsequent to December 31, 1994, its pro forma effect will not be fully reflected until 1998.

    A summary of the status of the Company's Plan at year-end 1994, 1995 and 1996, and changes during the years ended on those dates is presented below:

                                                    1994                       1995                       1996
                                          -------------------------  -------------------------  -------------------------
                                                        WEIGHTED                   WEIGHTED                   WEIGHTED
                                                         AVERAGE                    AVERAGE                    AVERAGE
                                                        EXERCISE                   EXERCISE                   EXERCISE
FIXED OPTIONS                               SHARES        PRICE        SHARES        PRICE        SHARES        PRICE
----------------------------------------  ----------  -------------  ----------  -------------  ----------  -------------
Outstanding at beginning of year........     200,000    $   10.00       265,000    $    9.98       296,000    $   10.52
Granted.................................      95,000         9.95        45,000        13.50        80,000        13.50
Exercised...............................          --           --       (14,000)       10.00       (32,000)       10.25
Canceled................................     (30,000)       10.00            --           --       (24,000)       10.50
                                          ----------       ------    ----------       ------    ----------       ------
Outstanding at end of year..............     265,000    $    9.98       296,000    $   10.52       320,000    $   11.29
                                          ----------       ------    ----------       ------    ----------       ------
                                          ----------       ------    ----------       ------    ----------       ------
Options exercisable at year end.........                                 73,000    $    9.99       102,500    $   10.24
                                                                     ----------       ------    ----------       ------
                                                                     ----------       ------    ----------       ------
Weighted-average fair value of options
  granted during year...................                             $     5.58                 $     5.59
                                                                     ----------                 ----------
                                                                     ----------                 ----------

                            AFC CABLE SYSTEMS, INC.

8. SHAREHOLDERS' EQUITY AND STOCK AWARD PLANS (CONTINUED)
    The range of exercise prices at December 31, 1996, is from $7.00 to $16.50 and the weighted average remaining contractual life in years of outstanding options is 8.0.

    Shares of capital stock reserved for possible future issuance are as follows:

                                                                              DECEMBER 31,
                                                                          --------------------
                                                                            1995       1996
                                                                          ---------  ---------
Options granted.........................................................    296,000    320,000
Options as yet ungranted................................................    117,000     86,900
Qualified employee savings plans........................................    500,000    500,000
                                                                          ---------  ---------
                                                                            913,000    906,900
                                                                          ---------  ---------
                                                                          ---------  ---------

    During 1994, the Company granted 73,000 shares of restricted Common Stock to certain employees at par value. The employees vest in the restricted Common Stock ratably over periods of two to four years. The difference between the par value and the fair market value of shares of stock on the date of grant was considered compensation and will be amortized ratably over the vesting period. During 1995 and 1996, the restrictions lapsed on 23,500 and 22,600 shares, respectively. In 1996, 25,900 forfeited restricted shares were repurchased by the Company at par value. The Company purchased 2,448 and 2,337 shares of vested restricted stock during 1996 and 1995, respectively, from certain employees, at fair market value, to provide them with the funds necessary to pay federal and state income taxes on the receipt of the vested shares.

9. INCOME TAXES

    Deferred income taxes are recognized for the expected consequences of temporary differences by applying enacted statutory rates, applicable to future years, to differences between the financial reporting basis and tax basis of assets and liabilities.

    The principal reasons that the aggregate income tax provisions differ from the U.S. statutory rate of 34% for the years ended December 31, 1995 and 1996, are as follows:

                                                                                         1995                   1996
                                                                                 --------------------  ----------------------
                                                                                                (IN THOUSANDS)

Income tax provision at statutory rate.........................................  $   4,385       34.0% $   6,310        34.0%
State taxes, net of federal benefit............................................        380        3.0%       666         3.6%
Other..........................................................................         26        0.2%       124         0.7%
                                                                                 ---------        ---  ---------         ---
                                                                                 $   4,791       37.2% $   7,100        38.3%
                                                                                 ---------        ---  ---------         ---
                                                                                 ---------        ---  ---------         ---

                            AFC CABLE SYSTEMS, INC.

9. INCOME TAXES (CONTINUED)
    The components of the provision for income taxes for the years ended December 31, 1995 and 1996, are as follows:

                                                                               1995       1996
                                                                             ---------  ---------
                                                                                (IN THOUSANDS)
Current:
  Federal..................................................................  $   4,154  $   6,018
  State....................................................................        625      1,005
                                                                             ---------  ---------
Total current..............................................................      4,779      7,023
Deferred:
  Federal..................................................................         53         58
  State....................................................................        (41)        19
                                                                             ---------  ---------
Total deferred.............................................................         12         77
                                                                             ---------  ---------
Total......................................................................  $   4,791  $   7,100
                                                                             ---------  ---------
                                                                             ---------  ---------

    A summary of the significant components of the Company's deferred tax liabilities and assets as of December 31, 1995 and 1996, follows:

                                                                               1995       1996
                                                                             ---------  ---------
                                                                                (IN THOUSANDS)
Deferred tax liabilities:
  Fixed assets.............................................................  $   1,766  $   1,857
  Marketable securities....................................................        237        134
                                                                             ---------  ---------
Total deferred tax liabilities.............................................      2,003      1,991
Deferred tax assets:
  Supplemental executive retirement plan...................................        416        389
  Goodwill.................................................................         --         13
  Stock compensation.......................................................         40         19
  Inventory................................................................        195        315
  Allowance for doubtful accounts..........................................        129        142
  Accrued liabilities......................................................        287        203
                                                                             ---------  ---------
Total deferred tax assets..................................................      1,067      1,081
                                                                             ---------  ---------
Net deferred tax liabilities...............................................  $     936  $     910
                                                                             ---------  ---------
                                                                             ---------  ---------

10. SUBSEQUENT EVENT

    On January 28, 1997, the Company acquired all of the outstanding stock of Illinois-based B&B Electronics Manufacturing Company, a manufacturer and distributor of electronic interfaces and connectors that facilitate data communications. The purchase price consisted of $4.2 million in cash and 60,000 shares of Common Stock. On January 31, 1997, the Company acquired certain assets and assumed certain liabilities of New Jersey-based Area Lighting Research, Inc., a designer, manufacturer and distributor of photo controls and electrical devices for lighting control and fixture industries. Assets acquired include inventories, receivables, equipment, tooling, patents and other intangible assets. The purchase price,

                            AFC CABLE SYSTEMS, INC.

10. SUBSEQUENT EVENT (CONTINUED)
funded from the liquidation of marketable securities, was $7.7 million (plus $0.9 million of assumed liabilities). In both instances, additional consideration will be paid by the Company if certain financial targets are achieved by the acquired companies.

11. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

    The following is a summary of the unaudited quarterly results of operations for 1995 and 1996 (in thousands, except per share data):

                                                                          QUARTER ENDED
                                                          ----------------------------------------------
                                                            APRIL      JULY      SEPTEMBER    DECEMBER       FULL
                                                              1          1          30           31          YEAR
                                                          ---------  ---------  -----------  -----------  ----------
1995
Net sales...............................................  $  33,253  $  33,664   $  36,543    $  36,023   $  139,483
Income from operations..................................      3,055      3,033       2,481        1,901       10,470
Net income..............................................      1,922      2,207       2,227        1,749        8,105
Earnings per common share...............................       0.29       0.30        0.30         0.24         1.12

                                                                          QUARTER ENDED
                                                          ----------------------------------------------
                                                            MARCH      JUNE      SEPTEMBER    DECEMBER       FULL
                                                             30         29          28           31          YEAR
                                                          ---------  ---------  -----------  -----------  ----------
1996
Net sales...............................................  $  33,885  $  42,218   $  41,559    $  44,206   $  161,868
Income from operations..................................      2,047      4,283       5,259        5,408       16,997
Net income..............................................      1,636      2,904       3,350        3,570       11,460
Earnings per common share...............................       0.22       0.39        0.45         0.48         1.54

                 [PHOTO]                                 [PHOTO]

                                    [PHOTO]

THE INTELLIGENT CEILING AND THE INTELLIGENT FLOOR PROVIDE AN INTEGRATED CABLING
                    ARCHITECTURE FOR POWER, DATA AND VOICE.

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                               TABLE OF CONTENTS

                                                    PAGE
                                                  ---------
Prospectus Summary..............................          3
Risk Factors....................................          6
Recent Developments.............................         10
Use of Proceeds.................................         10
Price Range of Common Stock.....................         11
Dividend Policy.................................         11
Capitalization..................................         12
Selected Consolidated Financial Data............         13
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations....................................         14
Business........................................         19
Management......................................         31
Principal and Selling Stockholders..............         33
Description of Capital Stock....................         35
Shares Eligible for Future Sale.................         38
Underwriting....................................         40
Legal Matters...................................         41
Experts.........................................         41
Available Information...........................         41
Incorporation of Certain Documents by
  Reference.....................................         42
Index to Financial Statements...................        F-1

                            ------------------------

    NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDERS OR BY ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OF COMMON STOCK OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAVE NOT BEEN CHANGES IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

                                2,000,000 SHARES

                                      LOGO

                            AFC CABLE SYSTEMS, INC.

                                  COMMON STOCK

                               ------------------

                                   PROSPECTUS

                               ------------------

                                 April 17, 1997

                                 TUCKER ANTHONY
                                  INCORPORATED
                             ROBERT W. BAIRD & CO.
                                  INCORPORATED
                             THE ROBINSON-HUMPHREY
                                 COMPANY, INC.

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